As filed with the Securities and Exchange Commission on June 11, 2008
Registration No. 333-140212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________
GVI Security Solutions, Inc.
(Exact Name of Registrant as Specified in Its Charter)
______________
Delaware	3669	77-0436410
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
______________

Steven E. Walin
Chief Executive Officer
GVI Security Solutions, Inc.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
______________

Copies to:
Alison Newman, Esq. Cooley Godward Kronish LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000
______________

Approximate Date of Commencement of Proposed Sale to the Public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☑

_____________

Explanatory Paragraph

This second post-effective amendment is being filed for the purpose of bringing current the information (including audited financial statements) which appeared in the registrant's registration statement on Form S-1 declared effective by the Securities and Exchange Commission on February 8, 2007, as amended by a post-effective amendment to such registration statement declared effective by the Securities and Exchange Commission on December 26, 2007. This post-effective amendment also reflects the disposition of shares of Common Stock under the registration statement and the removal from the registration statement of shares eligible for resale without restriction under Rule 144 of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS
DATED JUNE __, 2008

GVI SECURITY SOLUTIONS, INC.
5,196,455 Shares of Common Stock

This prospectus relates to the sale of up to 5,196,455 shares of our Common Stock by some of our stockholders. For a list of the selling stockholders, please see “Selling Stockholders.” We are not selling any shares of Common Stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by us.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Our Common Stock currently trades in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “GVSS.” On June 4, 2008, the last reported sale price of our Common Stock was $0.74 per share.

Investing in our Common Stock involves a high degree of risks. Please refer to the “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June __, 2008.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	2
RISK FACTORS	3
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	9
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	9
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
BUSINESS	19
PRINCIPAL STOCKHOLDERS	29
SELLING STOCKHOLDERS	31
PLAN OF DISTRIBUTION	32
DESCRIPTION OF SECURITIES	33
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	34
LEGAL MATTERS	35
EXPERTS	35
WHERE YOU CAN FIND MORE INFORMATION	35
FINANCIAL STATEMENTS	F-1

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to an investor. We encourage you to read this entire prospectus, including our consolidated financial statements and the notes to our consolidated financial statements completely and carefully before deciding whether to invest in our Common Stock. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 36.

Summary of our Business

We provide video surveillance products and systems for a variety of applications and for use in numerous markets including educational institutions, retail stores and warehouses, gaming establishments, theme parks, public works projects, bank branches and offices, and many other homeland security applications.

Our product line includes cameras designed for specific applications, recording systems, displays, management software and other necessary ancillary products. These products can be configured as a system that is scalable as customer needs expand or become more complex in nature.

We primarily target the middle market where a typical customer’s need is for a system that incorporates from four cameras to sixty-four cameras in any one location. We offer a premium brand and a wide product range with an attractive product feature set that is backed by a strong service and support platform. Our customers include distributors and system integrators that specialize in the supply and/or installation of video surveillance and other physical security products, such as access control and intrusion detection.

We represent Samsung Electronics as the primary distributor of their branded security and surveillance products in the Americas. We also sell a line of complementary products under the GVI brand in those territories. Samsung Electronics has been and continues to be our primary supplier of the video security products that we distribute. In October 2006, we entered into a new agreement with Samsung under which we have been granted the right to distribute Samsung’s complete line of professional video surveillance and security products in North, Central and South America through December 31, 2010. Samsung has agreed to a limited non-compete in these territories.

In order to serve our customers with timely delivery and after sales service, we operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogotá, Colombia. We also operate a customer call center in Dallas Texas.

The Company

We were incorporated in August 1996 as Thinking Tools, Inc. and were originally engaged in the software development business. From December 18, 2000 until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, we acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became our business. On April 12, 2004, we changed our name to GVI Security Solutions, Inc.

Our executive offices are located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007. Our telephone number is (972) 245-7353.

THE OFFERING

Securities Offered by Selling Stockholders	5,196,455 shares of Common Stock.
Offering Price	Determined at the time of sale by the selling stockholders.
Use of Proceeds	We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders.
Shares of Common Stock Outstanding Before the Offering	28,147,106 shares.
Risk Factors	An investment in the Company involves significant risks and uncertainties. See “Risk Factors,” beginning on page 3.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our Common Stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

RISKS RELATED TO OUR INDUSTRY AND OUR BUSINESS

A SUBSTANTIAL PORTION OF OUR BUSINESS IS ATTRIBUTABLE TO A SINGLE SUPPLIER.

Historically, Samsung Electronics has been our primary supplier for the security products that we distribute. For the years ended December 31, 2007, 2006 and 2005, 65%, 67% and 50%, respectively, of our revenues (excluding revenues from discontinued operations) were attributable to products manufactured by Samsung, whose products we sold under an exclusive distribution agreement. Our exclusive agreement to distribute Samsung products in the Retail Channel to a major national retailer expired on December 31, 2005, and Samsung terminated the remaining portion of its agreement with us in January 2006. Samsung was entitled to terminate the distribution agreement because we did not purchase the minimum amounts required to be purchased thereunder during the 2005 calendar year. Following the termination of our agreement with Samsung, our Board of Directors approved the discontinuation of sales to the Retail Channel.

On October 2, 2006, we entered into a new Distributorship Agreement with Samsung under which we have been granted the right to distribute Samsung’s complete line of professional video surveillance and security products in the “territory” comprising North, Central and South America through December 31, 2010. Pursuant to the Distributorship Agreement, Samsung has agreed to a limited non-compete in the territory. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement or breach any other provision of the agreement, Samsung can again terminate its agreement with us and sell products to our competitors. Further, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

A SUBSTANTIAL PORTION OF OUR BUSINESS IS ATTRIBUTABLE TO TWO KEY CUSTOMERS.

During the year ended December 31, 2007, two customers accounted for 20% and 18% respectively of our sales. During the year ended December 31, 2006, these same two customers accounted for 16% and 14% respectively of our sales from continuing operations. As a result, our revenues and results of operations could be materially and adversely affected if these clients reduce their purchases of our products.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND MAY INCUR ADDITIONAL OPERATING LOSSES IN THE FUTURE.

We incurred a net loss of approximately $16.5 million for the year ended December 31, 2006, as well as net losses of approximately $13.0 million and $7.2 million for the years ended December 31, 2005 and 2004, respectively. These net losses primarily resulted from increased administrative, accounting, finance and legal costs following our February 2004 merger, write-downs of both retail and professional channel inventory, returns of retail products previously sold by us, and write downs of goodwill and other assets associated with our Rapor products. Our 2006 loss included a $4.5 million non-cash charge from a beneficial conversion feature from a convertible note. We have taken steps to reduce our costs and increase sales of our products. As a result, we have been profitable in each fiscal quarter during 2007, and our first quarter of 2008, generating net income of approximately $2,637,000 in 2007, and $330,000 in our first quarter ended March 31, 2008.

SAMSUNG SUBJECTS US TO CREDIT LIMITS, WHICH CAN LIMIT OUR ABILITY TO PURCHASE THEIR PRODUCTS AND SELL THOSE PRODUCTS TO OUR CUSTOMERS.

Samsung sets credit limits with respect to amounts owed by us to Samsung for products purchased by us from Samsung. To the extent the amount we owe Samsung at a given time exceeds these limits, Samsung will not ship to us additional products unless we pay for those products in cash or provide Samsung with a letter of credit. During the third quarter of 2006, Samsung suspended shipment of products to us as a result of a reduction in our credit limit, causing us to maintain lower levels of inventory during the remainder of 2006, negatively impacting our sales during the third and fourth quarter of 2006. In conjunction with our new agreement with Samsung that we entered into on October 2, 2006, and our payment of $3 million to Samsung for past-due amounts, Samsung resumed shipments to us in the fourth quarter of 2006. In the future, if we exceed Samsung’s credit limits and have insufficient cash to purchase products from Samsung, we may be unable to meet the demands of our customers and our business and relationships with our customers may be materially adversely affected.

IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND CHANGES IN OUR CUSTOMERS' REQUIREMENTS AND PREFERENCES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The electronic security systems industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the electronic security systems industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability:

•	to enhance our existing products and services;

•
to anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations will be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF STRONG COMPETITION IN THE ELECTRONIC SECURITY SYSTEMS INDUSTRY, AND WE EXPECT THIS COMPETITION TO CONTINUE TO INTENSIFY.

The electronic security systems industry is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide range and fragmented group of product and service providers, including electronic security equipment manufacturers, distributors, providers of integrated security systems, systems integrators, consulting firms and engineering and design firms and others that provide competitive systems or individual elements of a system. Some of our competitors are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition could require us to reduce our prices, result in our receiving fewer customers orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

WE DEPEND ON OUR MANUFACTURERS, SOME OF WHICH ARE OUR SOLE SOURCE FOR SPECIFIC PRODUCTS. OUR BUSINESS AND REPUTATION WOULD BE SERIOUSLY HARMED IF THESE MANUFACTURERS FAIL TO SUPPLY US WITH THE PRODUCTS WE REQUIRE AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

Samsung’s ability to provide security products needed for our market is critical to our success. We also have relationships with a number of other manufacturers for the supply of our GVI branded products. Our success depends in part on whether our manufacturers are able to fill the orders we place with them and in a timely manner. If any of our manufacturers fail to satisfactorily perform their contractual obligations or fill purchase orders we place with them, we may be required to pursue replacement manufacturer relationships. If we are unable to find replacements on a timely basis, or at all, we may be forced to either temporarily or permanently discontinue the sale of certain products and associated services, which could expose us to legal liability, loss of reputation and risk of loss or reduced profit. Although we continually evaluate our relationships with our manufacturers and plan for contingencies if a problem should arise with a manufacturer, finding new manufacturers that offer a similar type of product would be a complicated and time consuming process and we cannot assure you that if we ever need to find a new manufacturer for certain of our products we would be able to do so on a completely seamless basis, or at all. Our business, results of operation and reputation would be adversely impacted if we are unable to provide our products to our customers in a timely manner.

OUR FUTURE SUCCESS DEPENDS IN PART ON ATTRACTING AND RETAINING KEY SENIOR MANAGEMENT AND QUALIFIED TECHNICAL AND SALES PERSONNEL. WE ALSO FACE CERTAIN RISKS AS A RESULT OF THE RECENT CHANGES TO OUR MANAGEMENT TEAM.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified personnel. In particular, our success depends on our senior management team, consisting of Steven Walin, our Chief Executive Officer, and Joseph Restivo, our Chief Financial Officer and Chief Operating Officer. Mr. Walin and Mr. Restivo are each a party to an employment agreement with us that expires in December 2011. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we cannot work together effectively to overcome any operational challenges that arise during the integration process, if our new management team cannot master the details of our business and our market or if we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

WE HAVE SUBSTANTIAL INDEBTEDNESS TO WELLS FARGO SECURED BY SUBSTANTIALLY ALL OF OUR ASSETS. IF AN EVENT OF DEFAULT OCCURS UNDER OUR CREDIT AGREEMENT WITH WELLS FARGO, WELLS FARGO MAY FORECLOSE ON OUR ASSETS.

On November 20, 2007, we entered into a Credit and Security Agreement with Wells Fargo Bank, National Association under which we were provided with a $15 million revolving credit facility. On November 21, 2007, we borrowed approximately $10.3 million under the credit facility, using approximately $8.6 million of the proceeds to repay in full all of our outstanding indebtedness to our prior secured lender. The Credit and Security Agreement with Wells Fargo provides for the following events of default (among others):

•	failure to pay interest and principal when due;

•	an uncured breach by us of any covenant (including financial covenants), term or condition in the Credit and Security Agreement or any of the related loan documents;

•	a breach by us, in any material respect, of any representation or warranty made in the Credit and Security Agreement or any of the related loan documents;

•	any money judgment or similar final process is filed against us for more than $50,000;

•	the occurrence of a “Change in Control” as defined in the Credit and Security Agreement;

•	the occurrence of a material adverse change in our business or financial condition; and

•	any form of bankruptcy or insolvency proceeding is instituted by or against us.

Upon the occurrence of an event of default under our agreements with Wells Fargo, Wells Fargo may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.

WE RELY ON INDEPENDENT DEALERS AND DISTRIBUTORS TO SELL OUR PRODUCTS. DISRUPTION TO THIS DISTRIBUTION CHANNEL WOULD HARM OUR BUSINESS.

Because we sell a significant portion of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, if dealers and distributors do not maintain sufficient levels of inventory to meet customer demand, our sales could be negatively impacted.

Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business could suffer.

OUR BUSINESS AND REPUTATION AS A DISTRIBUTOR OF HIGH QUALITY VIDEO SURVEILLANCE AND SECURITY EQUIPMENT MAY BE ADVERSELY AFFECTED BY PRODUCT DEFECTS OR SUBSTANDARD PERFORMANCE.

We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications, we and/or the manufacturer of such products might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products. In addition, product defects could result in substantial product liability. Although we currently maintain product liability insurance, we cannot assure you that it is adequate or that it will remain available on acceptable terms. If we face liability claims that exceed our insurance or that are not covered by our insurance, our business, financial condition and results of operation would be adversely affected.

OUR GROWTH STRATEGY INCLUDES MAKING ACQUISITIONS IN THE FUTURE, WHICH COULD SUBJECT US TO SIGNIFICANT RISKS, ANY OF WHICH COULD HARM OUR BUSINESS.

Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms. Over time, we may acquire or make investments in other providers of product offerings that complement our business and other companies in the security industry.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management's attention from running our existing business;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services or products; and

•	dilution to stockholders if we issue securities in any acquisition.

Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

In December 2004 we completed the acquisition of Rapor, Inc. During the third quarter of 2006, we recorded impairment costs of approximately $977,000 related to Rapor. These costs resulted from the write-off of goodwill of approximately $544,000, as well as the write-off of the remaining net book values of trademark and technology associated with the Rapor products of approximately $433,000. Management concluded that the Rapor product line no longer fit our existing distribution channels and market strategy and, accordingly wrote-off goodwill, trademarks and technology associated with this product line. In 2007, we disposed of our remaining Rapor assets for nominal consideration.

WE FACE LABOR, POLITICAL AND CURRENCY RISKS BECAUSE SAMSUNG ELECTRONICS' FACTORIES ARE LOCATED IN KOREA AND CHINA, AND WE MAY FACE OTHER RISKS IF WE CONTINUE TO EXPAND OUR BUSINESS INTERNATIONALLY.

Since our primary suppliers are located in Korea, we may face a number of additional risks, including those arising from the current political tension between North and South Korea. While we have not faced any problems to date, in the future, as we continue to expand our business internationally, we may face:

•	regulatory limitations imposed by foreign governments,

•	price increases due to fluctuations in currency exchange rates,

•	political, military and terrorist risks,

•	disruptions or delays in shipments caused by customs brokers or government agencies,

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, and

•	potentially adverse tax consequences resulting from changes in tax laws.

We cannot assure you that one or more of the factors described above will not have a material adverse effect on our business, financial condition and results of operation.

INVESTMENT RISKS

OUR COMMON STOCK IS THINLY TRADED ON THE OTC BULLETIN BOARD, AND WE MAY BE UNABLE TO OBTAIN LISTING OF OUR COMMON STOCK ON A MORE LIQUID MARKET.

Our Common Stock is quoted on the OTC Bulletin Board, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the NASDAQ National Market or NASDAQ Capital Market). There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

PENNY STOCK REGULATIONS MAY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

To the extent the price of our Common Stock remains below $5.00 per share, our Common Stock will be subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker dealers which sell these securities to persons other than established customers and accredited investors. Under these rules, broker-dealers who recommend penny stocks to persons other than established customers and "accredited investors" must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock and may make it more difficult for holders of our Common Stock to sell shares to third parties or to otherwise dispose of them.

SUBSTANTIALLY ALL OF OUR SHARES OF COMMON STOCK ARE OWNED BY THE INVESTORS IN OUR OCTOBER 2006 PRIVATE PLACEMENT, WHICH LIMITS THE ABILITY OF OUR OTHER STOCKHOLDERS TO INFLUENCE CORPORATE MATTERS.

As a result of our October 2006 private placement and conversion of the Convertible Notes issued in that private placement, the investors in the private placement as a group were the beneficial owners of approximately 96% of our outstanding shares of Common Stock, and currently beneficially own approximately 90% of our outstanding shares of Common Stock. Accordingly, these stockholders can decide the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. The use of words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions, indicates a forward-looking statement.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results are beyond the ability of GVI Security Solutions to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only to the date made.

For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 3.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of Common Stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

There will be no proceeds to the Company from the sale of shares of Common Stock in this offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock trades on the OTC Bulletin Board under the symbol “GVSS.” From April 14, 2004 until November 28, 2006, our Common Stock was quoted under the symbol “GVIS.” The following table sets forth the quarterly high and low bid prices of a share of our Common Stock as reported by the OTC Bulletin Board. The quotations listed below reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The prices below have not been adjusted for the one-for-50 reverse split of our Common Stock effected on November 27, 2006.

	Price
	High	Low
2006
First quarter	$0.37	$0.15
Second quarter	$0.36	$0.15
Third quarter	$0.17	$0.03
Fourth quarter	$1.25	$0.02

2007
First quarter	$1.17	$0.90
Second quarter	$1.01	$0.80
Third quarter	$0.83	$0.66
Fourth quarter	$1.01	$0.56

2008
First quarter	$1.00	$0.71

The number of holders of record for our Common Stock as of June 2, 2007 was approximately 150. This number excludes individual stockholders holding stock under nominee security position listings.

Dividends

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends to our stockholders in the foreseeable future. In addition, under our revolving credit facility with Wells Fargo, we are unable to pay dividends on our Common Stock. Nonetheless, the holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Through our subsidiaries, we provide video surveillance and security solutions products, incorporating a complete line of video surveillance and detection systems, to the homeland security, professional and business-to-business market segments. We provide a strong combination of closed circuit televisions (CCTVs), digital video recorders (DVRs), and networking products that enhance life safety for both government agencies and the private sector.

Discontinuance of Retail Sales

Historically, sales of our products in the Retail Channel have accounted for a substantial portion of our revenues. For the year ended December 31, 2005, 56% of our revenues, including revenues from discontinued operations, were from sales in the Retail Channel. Among other reasons, the decline in sales of our retail products resulted from the replacement of our products by a major national retailer that accounted for substantially all of our Retail Channel sales with products manufactured by a competitor. In addition, our exclusive agreement to distribute Samsung products in the Retail Channel to this retailer expired on December 31, 2005. As a result, in the first quarter of 2006 our board of directors approved the discontinuance of our sales to the Retail Channel so that we can focus our efforts on sales to professionals and wholesale distributors.

The retail business is accounted for as discontinued operations and, accordingly, its operations are segregated in the accompanying financial statements. In connection with the discontinuance of the Retail Channel business for the year ended December 31, 2006, we wrote down assets identified with the retail business by approximately $2.4 to net realizable value. The write down to net realizable value was based on management’s best estimates of the amounts expected to be realized on the disposition of all related assets and liabilities held for disposition from the discontinued operations. At December 31, 2006, we had divested of substantially all retail inventory and other related assets The results of the discontinued operations do not include any allocation of corporate overhead during the periods presented.

Reverse Stock Split

On October 6, 2006, we completed a $5 million private placement, and in connection therewith, on November 27, 2006, we effected a 50-for-1 reverse stock split of the Common Stock. After giving effect to the reverse split, we had outstanding 26,392,834 shares of Common Stock, of which 25,202,314 were issued to the investors in the private placement. Unless otherwise indicated, all share and per share amounts in this prospectus, including the accompanying financial statements, give retroactive effect to the 1-for-50 reverse stock split.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies have significant effect in the preparation of our consolidated financial statements.

Revenue Recognition

Our primary source of revenue is from sales of our products. We recognize revenue when the sales process is deemed complete and associated revenue has been earned. Our policy is to recognize revenue when risk of loss and title to the product transfers to the customer. Net sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions, as well as trade promotions. These incentive costs are recognized at the later of the date on which we recognize the related revenue or the date on which we offer the incentive. For those incentives that require the estimate of sales volume or redemption rates, such as for volume rebates, we use historical experience and internal and customer data to estimate the sales incentives at the time revenue is recognized.

We allow customers to return defective products when they meet certain established criteria as outlined in our trade terms. We regularly review and revise, when deemed necessary, our estimates of sales returns which are primarily based on actual historical return rates. We record estimated sales returns as reductions to sales, cost of sales, and accounts receivable and an increase to inventory. Returned products which are recorded as inventory are valued based upon the amount we expect to realize upon their subsequent disposition. The physical condition and marketability of the returned products are the major factors considered by us in estimating realizable value. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavorably, from our estimates if factors such as customer inventory levels or competitive conditions differ from our estimates and expectations and, in the case of actual returns, if economic conditions differ significantly from our estimates and expectations.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from customers' inability to make payments. We assess each account that is more than 90 days delinquent and other accounts when information known to us indicates amounts may be uncollectible. In order to estimate the appropriate level of the allowance, we consider such factors as historical bad debts, current customer credit worthiness, changes in customer payment patterns and any correspondence with the customer. In 2007 and 2006 we experienced losses, or recorded provisions for potential losses, from customers' inability to make payments, totaling approximately $163,000 and $817,000, which were equal to 0.4% and 1.8% of revenues, respectively. If the financial condition of our customers were to deteriorate and impair their ability to make payments, additional allowances might be required in future periods.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work. Reserves are recorded for slow-moving, obsolete, nonsaleable or unusable items based upon a product-level review, in order to reflect inventory balances at their net realizable value. Inventory reserve balances at December 31, 2007 and 2006 were approximately $2,558,000 and $2,541,000, respectively.

Goodwill and Intangible Assets

The Company adopted the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142) effective January 1, 2005. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment using the guidance for measuring impairment set forth in this statement.

During the year ended December 31, 2006, we concluded that the Rapor product line no longer fit the Company’s existing distribution channels and market strategy and, accordingly, recorded impairment costs of approximately $977,000 resulting from the write-off of goodwill of approximately $544,000, and the write-off of the remaining net book value of the trademark and technology associated with Rapor products totaling approximately $433,000, as prescribed under SFAS 142. No such impairment expense was recorded for the year ended December 31, 2007.

Income Taxes

Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

Stock-Based Compensation

We periodically issue stock options and warrants to employees and non-employees in non-capital raising transactions for services and for financing costs. We adopted Statement of Financial Accounting Standards (SFAS) No. 123R effective January 1, 2006, and is using the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date. We account for stock option and warrant grants issued and vesting to non-employees in accordance with EITF No. 96-18: "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” under which the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2008 Compared To Three Months Ended March 31, 2007

Net Revenues

Net revenues increased approximately $325,000, or 3% to approximately $11.3 million in the three months ended March 31, 2008 from approximately $11.0 million in the three months ended March 31, 2007. The increase in revenue reflects increased sales to distributors, integrators and installers of a variety of products manufactured by Samsung Electronics as well as other manufacturers.

Cost Of Goods Sold From Continuing Operations

Total cost of goods sold decreased approximately $143,000 or 2% to approximately $7.9 million for the three months ended March 31, 2008, from approximately $8.0 million in the three months ended March 31, 2007. This decrease was primarily due to higher product margins and lower net freight costs. The decrease was partially offset by increased sales during the three month period ended March 31, 2008.

As a result of the changes described above in revenues and cost of goods sold, gross profit for the three months ended March 31, 2008 increased approximately $469,000 to approximately $3.4 million from approximately $3.0 million for the three months ended March 31, 2007, and gross profit as a percentage of revenues increased to approximately 30.2% for the three months ended March 31, 2008 compared with approximately 26.9% for the three months ended March 31, 2007.

Selling, General And Administrative Expenses

Selling, general, and administrative expenses increased approximately $248,000, or 10%, to approximately $2.7 million in the three months ended March 31, 2008 from approximately $2.4 million in the three months ended March 31, 2007, as follows:

Sales and Marketing. Sales and marketing expenses increased approximately $230,000, or 18%, to approximately $1.5 million in the three months ended March 31, 2008 from approximately $1.2 million in the three months ended March 31, 2007. The increase was primarily due to increased personnel expense and an increase in expenses to operate international offices.

General and Administrative. General and administrative expenses held flat at approximately $1.2 million during the three months ended March 31 2008 compared with the three months ended March 31, 2007. General and Administrative expenses during the three months ended March 31, 2008 reflect (i) $127,000 of expense for warrants issued to a consulting firm during the period (ii) an increase in personnel expenses of approximately $81,000 and (iii) a reduction of bad debt expense of approximately $147,000.

Interest Expense

Net interest expense for the three months ended March 31, 2008 decreased 44% to approximately $196,000 from approximately $351,000 in the three months ended March 31, 2007. This decrease is primarily a result of a reduction in amortized loan fees during the three months ended March 31, 2008 of approximately $142,000, compared with the three months ended March 31, 2007. The remaining decrease was attributable to the lower interest rate on the Wells Fargo credit facility in effect for the three months ended March 31, 2008 compared with the interest rate on the Laurus facility in effect for the three months ended March 31, 2007. The decrease was partially offset by the higher average loan balance outstanding during the three months ended March 31, 2008 compared with the three months ended March 31, 2007.

Income Tax Expense

We reflected a provision for federal, state and local income tax of approximately $210,000 for the three months ended March 31, 2008, as compared to recording an expense of approximately $4,000 for the three months ended March 31, 2007. Provisions for tax recorded in the three months ended March 31, 2008 relate to both federal income taxes and state franchise taxes that were estimated to be due in various states in which we are licensed and transact business. Our estimated effective tax rate for the three months ended March 31, 2008 was 39%.

For the three month period ending March 31, 2007, we did not record any federal income tax liability with respect to our net income in that period due to the availability of loss carry-forwards.

Net Income

As a result of the items discussed above, we earned net income of approximately $330,000 for the three months ended March 31, 2008 compared with net income of approximately $160,000 for the three months ended March 31, 2007.

Fiscal Year Ended December 31, 2007 Compared To Fiscal Year Ended December 31, 2006

Net Revenues From Continuing Operations

Net revenues increased approximately $1.0 million, or 2% to approximately $45.0 million during the year ended December 31, 2007 from approximately $44.0 million during the year ended December 31, 2006. The increase in revenues reflects increased sales to distributors, integrators and installers of a variety of products manufactured by Samsung Electronics as well as other manufacturers. Our net revenues for 2007 also reflect a decrease of $1.9 million in total returns and allowances. Management believes the reduction in returns and allowances primarily resulted from a change in our customer return policies as well as improved customer satisfaction with our core products. We continue to introduce new products to complement our existing lines, and will continue to focus on the professional market through various channels.

Cost Of Goods Sold From Continuing Operations

Total cost of goods sold decreased approximately $5.2 million, or 14% to approximately $32.2 million for the year ended December 31, 2007, from approximately $37.4 million during the year ended December 31, 2006. This decrease was due to (i) improved product margins, (ii) reduced product returns under warranty, (iii) lower net freight costs, and (iv) significant inventory write downs of approximately $1.4 million occurring in 2006.

As a result of the changes described above in revenues and cost of goods sold, gross profit for the year ended December 31, 2007 increased to approximately $12.8 million from approximately $6.6 million for the year ended December 31, 2006, and gross profit as a percentage of revenues increased to 28.5% for the year ended December 31, 2007 compared with 15% for the year ended December 31, 2006.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses decreased 24% to approximately $10.3 million for the year ended December 31, 2007 from approximately $13.5 million for the year ended December 31, 2006, as follows:

Sales and Marketing. Sales and marketing expenses decreased approximately 16% to approximately $5.4 million for the year ended December 31, 2007 from approximately $6.4 million for the year ended December 31, 2006. The decrease was primarily due to (i) a decrease in commissions of approximately $638,000, and (ii) an increase of approximately $439,000 in marketing expenses paid for by our suppliers. These decreases were partially offset by an increase in promotional expenses of approximately $103,000.

General and Administrative. General and administrative expenses decreased 31% to approximately $4.9 million for the year ended December 31, 2007 from approximately $7.1 for the year ended December 31, 2006. Major items resulting in this decrease were (i) $581,000 of bad debt expense incurred in 2006 with no similar charge in 2007, (ii) a decrease of approximately $525,000 in salaries and benefits, (iii) a decrease of approximately $302,000 in legal fees, (iv) a decrease in depreciation and amortization of approximately $257,000, (v) a decrease of approximately $185,000 in directors’ fees, and (vi) a decrease in insurance and property taxes of approximately $231,000.

Impairment Of Long-Lived Assets

During the year ended December 31, 2006, the Company recorded impairment costs of approximately $977,000. These costs resulted from the write-off of goodwill of approximately $544,000, and the write-off of the remaining net book value of the trademark and technology associated with the Rapor products of approximately $433,000. No similar impairment expenses were recorded in the year ended December 31, 2007.

Interest Expense

Interest expense for the year ended December 31, 2007 decreased 83% to approximately $1.0 million, from approximately $5.9 million in the year ended December 31, 2006. The decrease was the result of (i) a charge of $4.5 million to record beneficial conversion features resulting from the issuance of convertible notes in 2006, with no similar charge in 2007, (ii) higher deferred debt amortization, totaling $600,000 for 2006 as compared to $212,000 in 2007, and (iii) approximately $324,000 of lower interest expense in 2007 as compared with 2006, due to lower average outstanding debt balances and a lower average interest rate in 2007. These decreases were partially offset by the effect of a favorable adjustment during 2006 of $320,000 whereby interest expense that had been accrued in prior periods was not required to be paid to our prior lender.

Income Tax Expense (Benefit)

We recorded a provision for federal, state and local income tax of approximately $43,000 for the year ended December 31, 2007. In addition, we recorded a benefit of approximately $984,000 associated with our tax loss carry-forwards eligible for utilization in the year ending December 31, 2008. This produced a net income tax benefit of approximately $941,000 for the year ended December 31, 2007, as compared to an expense of approximately $14,000 for the comparable period ended December 31, 2006.

Discontinued Operations

Gain from discontinued operations, net of tax, was $233,000 for the year ended December 31, 2007, compared to a loss from discontinued operations of approximately $2.7 million for the year ended December 31, 2006. The gain for the year ended December 31, 2007 reflects the remaining reserve we had taken in connection with our obligations to service our discontinued retail product line, which obligations terminated during the year ended December 31, 2007. The loss for the year ended December 31, 2006 reflects negative revenues and reserves recorded in connection with returns of retail products sold in prior periods, and write downs of returned retail inventories. Operating results from discontinued operations do not include any allocation of corporate overhead.

Net Income (Loss)

As a result of the items discussed above there was net income of approximately $2.6 million for the year ended December 31, 2007 compared with a net loss of approximately $16.5 million for the year ended December 31, 2006.

Fiscal Year Ended December 31, 2006 Compared To Fiscal Year Ended December 31, 2005

Net Revenues From Continuing Operations

Net revenues increased approximately $3.2 million, or 8% to approximately $44.0 million during the year ended December 31, 2006 from approximately $40.8 million during the year ended December 31, 2005. The increase reflects a $5.0 million, or 13%, increase in sales of professional products, offset by a decrease of approximately $1.8 million, or 93%, in enterprise solutions revenues, which have been discontinued. The increase in revenues of our professional products reflected increased sales to distributors, integrators and installers of a variety of products manufactured by Samsung Electronics as well as other manufacturers. The reduction in enterprise solutions revenues reflects sales of the Rapor portal during the year ended December 31, 2005, with no corresponding sales during the year ended December 31, 2006. During the third quarter of 2006, management concluded that the Rapor product line no longer fit our existing distribution channels and market strategy, and. accordingly wrote-off intangibles associated with this product line.

Cost Of Goods Sold From Continuing Operations

Total cost of goods sold increased approximately $2.6 million, or 7% to approximately $37.4 million for the year ended December 31, 2006, from approximately $34.8 million during the year ended December 31, 2005. This increase was due to the increased revenue volume from the sale of professional products, partially offset by improved margins on professional products, which resulted in an overall increase in cost of sales for professional products of $3.3 million for the year ended December 31, 2006 as compared to the period ended December 31, 2005. In addition, cost of sales related to enterprise sales decreased $1.3 million for the period ended December 31, 2006 as compared to the comparable period in 2005 as a result of the absence of sales of the Rapor product in 2006. Indirect costs included in cost of goods sold, related to salaries and expenses associated with our warehouse, assembly and technical support services departments, increased $600,000 during the year ended December 31, 2006 as compared to the year ended December 31, 2005. Other charges included in cost of goods sold during the year ended December 31, 2006 of approximately $1.6 million related to adjustments to reflect slow-moving inventory to their net realizable value, as compared to similar adjustments of approximately $630,000 during the year ended December 31, 2005.

As a result of the changes described above in revenues and cost of goods sold, gross profit for the year ended December 31, 2006 increased to approximately $6.6 million from approximately $6.0 million for the year ended December 31, 2005, and gross profit as a percentage of revenues increased to 15.0% for the year ended December 31, 2006 compared with 14.6% for the comparable period ended December 31, 2005.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses decreased 12% to approximately $13.5 million for the year ended December 31, 2006 from approximately $15.2 million for the year ended December 31, 2005, as follows:

Sales and Marketing. Sales and marketing expenses decreased approximately 30% to approximately $6.4 million for the year ended December 31, 2006 from approximately $9.1 million for the year ended December 31, 2005. The decrease was primarily due to (i) the elimination of approximately $800,000 of expense related to a licensing agreement entered into January 1, 2005, which was not renewed for 2006, (ii) decreases of approximately $356,000 in sales and marketing staff salaries and related benefits, (iii) a decrease of approximately $530,000 in promotional expenses, (iv) a decrease in commissions of approximately $591,000, and (v) a reduction in travel and other various general and administrative expenses of $330,000.

General and Administrative. General and administrative expenses increased 17% to approximately $7.1 million for the year ended December 31, 2006 from approximately $6.1 for the comparable period ended December 31, 2005.  Major items resulting in the increased general and administrative expense were (i) approximately $710,000 in personnel termination costs, (ii) stock based compensation expense of approximately $332,000 recorded due to the adoption of SFAS 123R effective January 1, 2006, with no comparable expense in 2005, and (iii) an increase in bad debt expenses of approximately $746,000. These increases were partially offset by decreases in (i) professional fees of $240,000, (ii) contract and temporary labor of $272,000 and (iii) various other general and administrative expenses of approximately $250,000.

Impairment Of Long-Lived Assets

During the year ended December 31, 2006, we recorded impairment costs of approximately $977,000. These costs resulted from the write-off of goodwill of approximately $544,000, and the write-off of the remaining net book value of the trademark and technology associated with the Rapor products of approximately $433,000. No similar impairment expenses were recorded in the year ended December 31, 2005.

Interest Expense

Interest expense for the year ended December 31, 2006 increased 367% to approximately $5.9 million, from approximately $1.3 million in the year ended December 31, 2005. The increase was the result of (i) a charge of $4.5 million to record beneficial conversion features resulting from the issuance of convertible notes with exercise terms more favorable than prevailing market conditions, (ii) a charge of approximately $47,000 to reflect the fair value of warrants issued in conjunction with the October 2006 private placement transaction, and (iii) interest associated with convertible notes issued in conjunction with the October 2006 private placement transaction of approximately $40,000.

Income Tax Expense (Benefit)

We recorded a provision for federal, state and local income tax of approximately $14,000 for the year ended December 31, 2006, as compared to an expense of approximately $83,000 for the comparable period ended December 31, 2005. The $14,000 expense relates to state franchise taxes due in various states in which we are licensed and transact business. At December 31, 2006, we believed that any provision for federal and state tax benefits due to our loss for the year ended December 31, 2006 would be offset by an equal increase in a valuation allowance as a result of our history of recurring operating losses.

Discontinued Operations

Loss from discontinued operations, net of tax, was approximately $2.7 million for the year ended December 31, 2006, compared to a loss from discontinued operations of approximately $2.3 million for the year ended December 31, 2005. The loss for the period ended December 31, 2006 reflects negative revenues and reserves recorded in connection with returns of retail products sold in prior periods, and write downs of returned retail inventories. In September 2006 we entered into an agreement with our former retail distribution agent whereby the parties terminated the alliance agreement and the respective rights and obligations of the parties thereunder. In addition, we transferred to the distribution agent substantially all of our remaining retail inventory in satisfaction of any and all remaining outstanding and future return obligations. In comparison to our negative revenues for the year ended December 31, 2006, we had net revenues of approximately $13.8 million for the comparable period ended December 31, 2005. Operating results from discontinued operations do not include any allocation of corporate overhead.

Net Loss

As a result of the items discussed above there was a net loss of approximately $16.5 million for the year ended December 31, 2006 compared with a net loss of approximately $13.0 million for the year ended December 31, 2005.

Liquidity and Capital Resources

At March 31, 2008, we had cash and equivalents of approximately $487,000, a working capital surplus of approximately $14.4 million, and an outstanding balance of $11.8 million under the Wells Fargo revolving credit facility. In comparison, at December 31, 2007, we had cash and equivalents of approximately $313,000, a working capital surplus of approximately $11.5 million, and an outstanding balance under the Wells Fargo revolving credit facility of approximately $10.3 million. Additionally, we had borrowing availability under the credit facility of approximately $3.2 million at March 31, 2008, as compared with borrowing availability of $1.9 million at December 31, 2007.

Cash increased from $313,000 at December 31, 2007 to $488,000 at March 31, 2008 primarily as a result of (i) net borrowings under our revolving credit facility of $1.4 million, (ii) net income of approximately $330,000, and (iii) an increase of approximately $1.0 million in accounts payable. These factors were partially offset by (i) an increase in inventory of approximately $1.7 million, (ii) an increase in accounts receivable of approximately $600,000, (iii) and an increase of prepaids and other current assets of approximately $300,000.

By its terms, our prior credit facility with Laurus, which has since been repaid in full, was to mature on December 31, 2007. Accordingly, at December 31, 2006, obligations owed to Laurus were reflected as current liabilities.

Management believe that cash generated from operations, together with borrowings available under the Credit Agreement with Wells Fargo described below, will provide us with adequate financing to fund operations and meet our cash requirements through the end of 2008.

$15 Million Wells Fargo Revolving Credit Facility

On November 20, 2007, through our wholly-owned subsidiary GVI Security, Inc., we entered into a Credit and Security Agreement with Wells Fargo Bank, National Association under which we were provided with a $15 million revolving credit facility. On November 21, 2007, we borrowed approximately $10.3 million under the credit facility, using approximately $8.6 million of the proceeds to repay in full all of our outstanding indebtedness to Laurus Master Fund. In addition, we used $1.7 million of the initial loan proceeds to increase our working capital. Borrowings under the credit facility are secured by all of our assets. Upon closing, we paid Wells Fargo an origination fee of $37,500. We also pay Wells Fargo an annual fee equal to .25% of the average daily unused portion of the Facility. Outstanding loans under the credit facility will become due on November 20, 2010.

Pursuant to the Credit Agreement, among other things:

•
Interest accrues on outstanding loans under the credit facility, at our option, at a per annum rate equal to the prime rate from time to time in effect (5.25% at March 31, 2008) plus .75% percent, or a LIBOR rate selected by us, plus 3.25%.

•
In the event we achieve Net Income (as defined in the Credit Agreement), of $1,000,000 in the year ending December 31, 2008, the interest rate under the credit facility will be prospectively reduced by .50% per annum.

•
Aggregate loans (plus the face amount of letters of credit) outstanding under the credit facility at any time may not exceed the lesser of $15 million or a borrowing base equal to the sum of 85% of “Eligible Accounts” plus the lesser of (i) 60% of “Eligible Inventory” (valued at the lower of cost or market), (ii) 85% of the “Net Orderly Liquidation Value of Eligible Inventory,” and (iii) $8.5 million.

•
We will be required to pay a prepayment fee to Wells Fargo if the credit facility is terminated prior to maturity. Such fee ranges from $300,000 if the credit facility is terminated prior to November 20, 2008, to $37,500 if the credit facility is terminated after November 20, 2009 but prior to the maturity date.

•
We are required to comply with a number of affirmative, negative and financial covenants. Among other things, these covenants restrict our ability to pay dividends, require us to achieve minimum quarterly Net Income as set forth in the Credit Agreement, and require us to maintain a minimum Debt Service Coverage Ratio (as defined in the Credit Agreement) as of the last day of each quarter of not less than 1.25 to 1.0. As of March 31, 2008, we were in compliance with all loan covenants.

October 2006 and January 2007 Private Placements

On October 6, 2006, we completed a $5 million private placement, consisting of 100 Units at a price of $50,000 per unit. Each Unit consisted of 25,000 shares of Common Stock and a 6% Subordinated Secured Convertible Promissory Note (“Convertible Notes”) in the principal amount of $45,000 convertible into 225,000 shares of Common Stock at a conversion price equal to $.20. As a result, we issued 2,500,000 shares of common stock for $500,000 and Convertible Notes in the principal amount of $4,500,000 convertible into 22,500,000 shares of the Company’s Common Stock. On November 27, 2006, we effected a 50-for-1 reverse stock split of the Common Stock, and all of the Convertible Notes (including approximately $40,460 of accrued interest) were converted to Common Stock. After giving effect to the reverse split and the conversion, we had outstanding 26,392,834 shares of Common Stock, of which 25,202,314 were issued to the purchasers of the Units (2,500,000 on the closing of the October 2006 private placement and 22,702,314 upon conversion of the Convertible Notes in November 2006).

Approximately $3 million of the proceeds of the private placement were immediately used to repay past due amounts owed Samsung for security products previously purchased by us, and approximately $108,000 was paid to a consulting group owned and controlled by our former Chairman of the Board. The balance of the net proceeds from the private placement have been used primarily for working capital and to pay expenses incurred in connection with the private placement.

On January 22, 2007, we completed an additional private placement of 1,713,334 shares of Common Stock at a price of $0.60 per share for aggregate gross consideration of $1,028,000.

Contractual Obligations and Commitments

A summary of our contractual obligations as of December 31, 2007 is as follows:

	Payments Due by Period (in thousands)

	2008	2009	2010	2011	Thereafter

Long-Term Debt Obligations	$0	$0	$10,344	$0	$0
Capital Lease Obligations	51	12	0	0	0
Operating Lease Obligations	99	58	46	0	0
Samsung Purchase Commitment	32,400	38,880	46,656	55,987	_

Total	$32,550	$38,950	$57,046	$55,987	$0

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that would have a material effect on our financial results.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are not subject in any material respect to fluctuations due to changes in foreign currency exchange rates. We do not currently have any foreign currency hedging contracts in place, nor did we enter into any such contracts during 2006 or 2007. To date, exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Sensitivity

Loans under our revolving credit facility with Wells Fargo bear interest at a fluctuating rate of interest related to the “prime” and “LIBOR” rates in effect from time to time. Accordingly, increases in the prime and LIBOR rates will increase our interest expense. We do not use interest rate hedging contracts to manage our exposure to changes in interest rates.

BUSINESS

Overview

We provide video surveillance products and systems for a variety of applications and for use in numerous markets including educational institutions, retail stores and warehouses, gaming establishments, theme parks, public works projects, bank branches and offices, and many other homeland security applications.

 Our product line includes cameras designed for specific applications, recording systems, displays, management software and other necessary ancillary products. These products can be configured as a system that is scalable as customer needs expand or become more complex in nature.

We primarily target the middle market where a typical customer’s need is for a system that incorporates from four cameras to sixty-four cameras in any one location. We offer a premium brand and a wide product range with an attractive product feature set that is backed by a strong service and support platform. Our customers include distributors and system integrators that specialize in the supply and/or installation of video surveillance and other physical security products, such as access control and intrusion detection.

We represent Samsung Electronics as the primary distributor of their branded security and surveillance products in the Americas. We also sell a line of complementary products under the GVI brand in those territories. Samsung Electronics has been and continues to be our primary supplier of the video security products that we distribute. In October 2006, we entered into a new agreement with Samsung under which we have been granted the right to distribute Samsung’s complete line of professional video surveillance and security products in North, Central and South America through December 31, 2010. Samsung has agreed to a limited non-compete in these territories.

In order to serve our customers with timely delivery and after sales service, we operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogotá, Colombia. We also operate a customer call center in Dallas Texas.

Corporate History

We were incorporated in Delaware in August 1996 as Thinking Tools, Inc. and initially engaged in developing and marketing business simulation software. In April 1999, we eliminated substantially all of our operations and terminated substantially all of our personnel. In March 2000, we acquired the business of an Internet software and service provider. This business did not generate sufficient revenues to support our operations and was discontinued in December 2000.

 From December 2000 until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, GVI Security, Inc., a Delaware corporation, merged with our newly-formed wholly-owned subsidiary, GVI Security Acquisition Corp., becoming our wholly owned subsidiary, and on April 12, 2004, we changed our name to GVI Security Solutions, Inc.

 On October 6, 2006, we completed a $5 million private placement, consisting of 100 Units at a price of $50,000 per unit. Each Unit consisted of 1,250,000 shares of Common Stock and a 6% Subordinated Secured Convertible Promissory Note in the principal amount of $45,000, convertible into 11,250,000 shares of Common Stock at a conversion price equal to $.004. On November 27, 2006, we effected a 50-for-1 reverse stock split of the Common Stock, and all of the Convertible Notes (including approximately $40,460 of accrued interest) were converted to Common Stock. After giving effect to the reverse split and the conversion, we had outstanding 26,392,834 shares of Common Stock, of which 25,202,314 were issued to the purchasers of the Units (2,500,000 on the closing of the October 2006 private placement and 22,702,314 upon conversion of the Convertible Notes in November 2006).

On January 22, 2007, the Company completed a private placement of 1,713,334 shares of Common Stock at a price of $0.60 per share for aggregate gross consideration of $1,028,000. The proceeds from the January private placement were used for working capital and general corporate purposes.

Security Systems Markets

According to a recent industry report, the combined market for the world video surveillance market totaled approximately $5.5 billion in 2006, and is estimated to grow to approximately $8.1 billion by the year 2010. The Americas market represents approximately 40% of the worldwide market.  According to this report, the global security market is expected to continue to grow at an average annual rate in excess of 10%, with the primary components of this growth being electronic integrated security systems. We believe that video surveillance products represent the largest components of a typical integrated security system. The industry continues to see significant growth throughout the world fueled by increased fear of terrorism and crime, heightened expectation of safety in public places and institutions, and higher expectations of performance, reliability and architectural appeal.

 Video surveillance has undergone significant changes over the last few years, from the introduction of affordable digital cameras to the birth of digital recording. Cost effective digital video recorders (DVR) have enabled a shift from human surveillance to more sophisticated computer-driven surveillance that utilizes archiving, data mining and artificial intelligence with predictive behavior algorithms. A DVR is a computer with special interface cards that accepts camera input and converts video signals to digital data and stores this data on the hard disk drive of the computer. The benefits of the DVR are its capacity to store large volumes of data, the clarity of its pictures, the lack of distortion of images and its capability to perform rapid searches based upon certain pre-defined parameters. We believe that over the next few years we will see a full shift in the video surveillance segment of the electronic security systems industry from analog to digital equipment.

Strategies

Our objective is to provide our customers and partners with a wide range of security products designed to install, operate and service with relative ease while meeting the needs of the end user. Our goal is to provide our customers with excellent service and superior technology at competitive prices.

 We believe that by delivering the highest levels of customer service along with effective solutions for the markets that we address, we can strengthen our reputation as a reliable and cost-effective provider in the electronic security systems industry and develop customer loyalty. We strive to anticipate and meet our customers’ needs by increasing the range of products and services we offer, by entering into new business alliances and by pursuing acquisitions of complementary businesses enabling us to offer new products and services. Our goals include further developing our expertise and products in the security video sector, as well as developing other security or ancillary products to supplement and complement our existing product line. However, there can be no assurance that we will consummate any additional acquisitions or that any business we acquire will be successful. In addition, the acquisition of a business through the issuance of our securities will result in dilution to our existing stockholders.

Products and Services

We are committed to setting new standards in quality, performance and value by providing highly functional and competitive integrated security products. We offer a range of video surveillance and security systems to our customers, including products that can be used on a stand-alone basis or that can be integrated into a larger more sophisticated security system. We serve the import, support, marketing, inventory, warranty and distribution needs of our customers.

Products

Our objective is to provide complete security solutions for our customers by providing a suite of fully-integrated products. We sell the following products separately and as part of our fully integrated suite of video surveillance and integrated security solutions:

•	a full line of video surveillance cameras, which include features like motion detection, low light day/night compatibility and high resolution, all with systems integration capabilities

•	a range of vandal proof, water and weather resistant cameras and environmental housings

•	high speed PTZ dome cameras

•	a complete range of lenses

•	a full range of LCD, flat screen and CRT monitors

•	VCR’s and digital video recorders (DVR’s)

•	ATM and retail POS (point of service) point of service transaction verification software

•	video transmission equipment

•	digital processors (quads and multiplexers), switchers

•	video management systems and recording software

We rely on original equipment manufacturer relationships for a number of our standard products. In some instances, we purchase products that meet our specifications from a manufacturer and distribute these products under the GVI TM label. When assembly of our products is required, it is done in our Dallas, Texas facility.

Customer Support

We believe that our ability to establish and maintain long-term relationships with our customers and differentiate ourselves from the competition depends significantly on the strength of our customer support operations and staff. We operate customer support centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia and also utilize a number of independent service providers in the other territories that we service.

Distribution and Marketing

We offer our products and services through local, regional and national system integrators and distributors who resell our products to professional security providers. System integrators utilize our products to develop and install a fully integrated security suite for end users. We also utilize regional sales executives and independent sales representatives to sell our products to our customers.

Competition

The electronic security systems industry is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide range and fragmented group of product and service providers, including electronic security equipment manufacturers, distributors, providers of integrated security systems, systems integrators, and others that provide competitive systems or individual elements of a system.

We believe that the range of our product and service offerings and our distribution channels enable us to compete favorably in the market for the security products and services that we offer. However, some of our competitors have greater name recognition, longer operational histories and greater financial, marketing and managerial resources than we do.

The key factors which drive competition in the video surveillance and security industry are product availability, quality, product performance, ease of integration and customer service, price, and support. There are a number of manufacturers and distributors of video security products. We believe that we have distinguished ourselves in this market by providing our customers with superior levels of customer service. Our main competitors are Pelco, Sony, Panasonic and Speco Technologies, among many others.

In addition, Samsung Techwin, a company distinct from Samsung Electronics but related through common ownership, manufactures electronic security products that are competitive with the Samsung Electronics products we sell. Samsung Techwin distributes its products in the United States through Samsung 360, a competitor of ours.

Strategic Vendor Relationship

Historically, Samsung Electronics has been our primary supplier for the security products that we distribute. For the years ended December 31, 2007, 2006 and 2005, 65%, 67% and 50%, respectively, of our revenues (excluding revenues from discontinued operations), were attributable to products manufactured by Samsung.

Under our prior agreement with Samsung, we had the exclusive right to sell Samsung products in the Professional Channel and the exclusive right to sell its products in the Retail Channel to a major national retailer. Our exclusive right to sell Samsung products to the major national retailer expired on December 31, 2005, and Samsung terminated the remaining portion of its previous agreement with us in January 2006. Samsung was entitled to terminate that agreement because we did not purchase the minimum amounts required to be purchased thereunder during the 2005 calendar year. Following the termination of our prior agreement with Samsung, our Board of Directors approved the discontinuation of sales to the Retail Channel.

On October 2, 2006, we entered into a new Distributorship Agreement with Samsung under which we have been granted the right to distribute Samsung’s complete line of professional video surveillance and security products in the “Territory” comprising North, Central and South America through December 31, 2010. Pursuant to the Distributorship Agreement, Samsung has agreed to a limited non-compete in the Territory. The Distributorship Agreement provides for minimum annual purchase amounts of $27 million and $32.4 million for the years ending December 31, 2007 and 2008, respectively. Samsung may terminate the Distributorship Agreement at any time if we do not purchase those annual amounts, as well as upon a breach of our other obligations thereunder. For the year ended December 31, 2007, we purchased approximately $28.0 million under the Distributorship Agreement with Samsung, meeting our minimum purchase obligations for that year.

We are also a party to distribution arrangements with other high technology manufacturers who supply us with other products that complement the Samsung offering of video security products.

Intellectual Property

We have several registered trademarks for “GVI” in connection with the products we sell.

Employees

As of May 31, 2008, we had approximately 53 full-time employees. None of our employees are represented by a labor union or are subject to collective-bargaining agreements. We believe that we maintain good relationships with our employees.

Properties

We currently lease approximately 58,850 square feet of office and warehouse space in Carrollton, Texas under a lease agreement which expires in September 2009. In the opinion of our management, the leased properties are adequately insured. Our existing properties are in good condition and suitable for the conduct of our business.

Legal Proceedings

We are not party to any material pending legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages and the positions they hold:

Name	Age	Position

Steven E. Walin	52	Chairman of the Board of Directors and Chief Executive Officer
Joseph Restivo	54	Chief Financial Officer, Chief Operating Officer, and Director
Craig Ellins [1,2,3]	56	Director
Gary Freeman [1,2,3]	40	Director
Moshe Zarmi [1,2,3]	70	Director

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Governance Committee

STEVEN WALIN has been our Chief Executive Officer since March 6, 2006, and has served as a director of ours since March 28, 2006. Mr. Walin was named Chairman of the Board on January 8, 2008. Mr. Walin is currently a director of Trestle Holdings, Inc. Mr. Walin has over 20 years of experience in the security industry. Most recently, from April 2003 until his appointment as our Chief Executive Officer, Mr. Walin served as the President of GE Security Enterprise Solutions, a division of General Electric Company that provides security solutions, including video monitoring, intrusion and access control systems. Prior to his employment with GE, from July 2001, Mr. Walin served as the Senior Vice President - North America Security for the Security Systems Division of Siemens Building Technologies. Prior to that, Mr. Walin had been the President and Chief Operating Officer of Securities Technology Group, Inc. until it was acquired by Siemens in July 2001.

JOSEPH RESTIVO has been our Chief Financial Officer since March 2006 and a director since October 4, 2006. Mr. Restivo was named Chief Operating officer on October 22, 2007. Prior to his employment with us, since January 2003, Mr. Restivo was an independent business consultant providing services in the areas of financial and business planning, turnaround assistance and operational management support. Prior to that time, from January 2000 until January 2002, Mr. Restivo served as the Vice President, North American Services and Business Development, for the Security Systems Division of Siemens Building Technologies. In addition, from 1990 until 1999, Mr. Restivo held numerous positions with Casi-Rusco (subsequently acquired by General Electric), a developer and manufacturer of large-scale access control systems, including Chief Financial Officer and Chief Operating Officer.

GARY FREEMAN has served as one of our directors since October 4, 2006. Mr. Freeman is currently a Partner in Bandari, Beach, Lim & Cleland’s Audit and Accounting services division. In conjunction with various consulting engagements, Mr. Freeman has assumed interim senior level management roles at numerous public and private companies during his career, including Co-President and Chief Financial Officer of Trestle Holdings Inc., Chief Financial Officer of Silvergraph International and Chief Financial Officer of Galorath Incorporated. Mr. Freeman’s previous experience includes ten years with BDO Seidman, LLP, including two years as an Audit Partner.

CRAIG ELLINS has served as one of our directors since October 4, 2006. Mr. Ellins is the founder, Chairman and Chief Executive Officer of DigitalFX International, Inc. a digital communication company. Mr. Ellins has more than 20 years of experience in television direct marketing and Internet communications and has provided strategic planning services to companies such as K-tel International, Fingerhut Corporation, Guthy-Renker, Simitar Entertainment, and Stamina Products.

MOSHE ZARMI has served as one of our directors since October 4, 2006, and previously served as one of our directors from January 1998 until June 27, 2006. Mr. Zarmi was also our President and Chief Executive Officer from January 1998 until February 2004. Mr. Zarmi has 30 years experience, primarily in high technology industries. From February 1993 to January 1997, Mr. Zarmi was the Chief Executive Officer of Geotest, a leading Automated Test Equipment company based in Southern California. His extensive business experience includes a tenure at Israel Aircraft Industries, where he held various positions in finance and administration, as well as head of US marketing and sales.

Audit Committee Financial Expert

The Board of Directors has determined that Gary Freeman is an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K, and is independent as defined in rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serves as a director or member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a director or member of our compensation committee.

Executive Compensation

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2007 and 2006, compensation awarded to or paid to, or earned by, Steven Walin, our Chief Executive Officer; and Joseph Restivo, our Chief Financial Officer and Chief Operating Officer (the “Named Executive Officers”).

Summary Compensation Table for Fiscal 2007 and 2006

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards (3) ($)		All Other Compensation ($)		Total ($)
Steven Walin, Chief Executive Officer	2007	$375,000		$187,500		--		$18,000	(6)	$580,500
	2006	$315,859		$240,625	(1)	$259,445	(4)	$15,231	(6)	$831,160
Joseph Restivo, Chief Financial Officer and Chief Operating Officer	2007	$212,500	(2)	$106,250		--		$133,317	(6)	$452,067
	2006	$159,351		$100,000		$50,684 (5)		$9,692	(6)	$319,727

(1)	Consists of a signing bonus of $100,000 and a guaranteed bonus of $140,625 for the first year of employment, both as required by the specific terms of Mr. Walin’s Employment Agreement.

(2)	Annual base salary was increased from $200,000 to $250,000 effective October 1, 2007.

(3)
The value of option awards granted to the Named Executive Officers has been estimated pursuant to SFAS No. 123(R) based on our expense during 2006 for the options described in the footnotes below, except that for purposes of this table, we have assumed that none of the options will be forfeited. The Named Executive Officers will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. For information regarding our valuation of option awards, see “Stock-Based Compensation” in Note 1 of our financial statements for the year ended December 31, 2007.

(4)
Represents 2006 expense with respect to options to purchase 60,000 shares of common stock granted March 6, 2006, with exercise prices of $15.00 to $40.00 per share, and options to purchase 1,881,795 shares of common stock granted October 4, 2006, with an exercise price of $0.20 per share, after giving effect to the cancellation of the option granted March 6, 2006, which was forfeited in connection with the grant in October 4, 2006.

(5)
Represents 2006 expense with respect to options to purchase 15,000 shares of common stock granted March 28, 2006, with exercise prices of $8.00 to $39.00 per share, and options to purchase 1,881,795 shares of common stock granted October 4, 2006, with an exercise price of $0.20 per share, after giving effect to the cancellation of the option granted March 28, 2006, which was forfeited in connection with the grant in October 4, 2006.

(6)
Consists of a car allowance of $1,500 per month for Mr. Walin and $1,000 per month for Mr. Restivo. Mr Restivo’s 2007 all other compensation includes Mr. Restivo’s costs to relocate from Florida to Carrollton, Texas, where we are headquartered, for which we reimbursed Mr. Restivo.

Grants of Plan-Based Awards

We did not grant any awards under our Amended and Restated 2004 Long Term Incentive Plan to our Named Executive Officers in 2007.

Outstanding Equity Awards at Fiscal Year -End

The following table shows for the fiscal year ended December 31, 2007, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards At December 31, 2007

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven Walin	940,898	940,898	$.20	October 4, 2016
Joseph Restivo	940,898	940,898	$.20	October 4, 2016

Option Exercises And Stock Vested

None of our Named Executive Officers exercised stock options or vested with respect to stock awards during our fiscal year ended December 31, 2007.

Pension Benefits

None of our Named Executive Officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our Named Executive Officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Contracts; Termination of Employment and Change-in-Control Arrangements

Employment Agreement with Chief Executive Officer

We entered into an Employment Agreement, dated as of February 9, 2006, with Steven Walin, our Chief Executive Officer. The Employment Agreement was amended on January 8, 2008, to extend the term thereof to December 31, 2011. Pursuant to the Employment Agreement, Mr. Walin receives an annual base salary of $375,000.

Pursuant to his Employment Agreement, Mr. Walin is entitled to receive an annual bonus of up to 50% of his base salary based on the achievement of annual performance targets approved of by our board of directors, for subsequent years.

In addition, pursuant to the Employment Agreement, in the event that Mr. Walin’s employment is terminated by us without “Cause” or by Mr. Walin for “Good Reason” (as such terms are defined in the Employment Agreement), Mr. Walin will be entitled to:

•	payment of all accrued but unpaid base salary, his signing bonus (to the extent then unpaid), and unpaid annual bonus with respect to any completed fiscal year;

•
payment of his base salary and continued medical benefits for 18 months; provided, that if such termination occurs after a “Change in Control” Mr. Walin will instead be entitled to a payment equal to 200% of his base salary and continued medical benefits for 24 months;

•	pro-rated bonus for the year in which the termination occurs, payable following such fiscal year to the extent he would have otherwise been entitled to such bonus; and

•
provided at least six months has expired since the last vesting of an option grant, a pro rata vesting of his option shares which are scheduled to vest on the next vesting date; provided, that if such termination occurs after a “Change in Control” or after the first anniversary of Mr. Walin’s employment with us, all of the unvested options will immediately vest.

If Mr. Walin’s employment is terminated as a result of his death or disability, we will pay him his accrued but unpaid base salary, unpaid annual bonus with respect to any completed fiscal year, and a pro-rated portion of any bonus he would have otherwise been entitled for the fiscal year in which the termination occurs.

•
Mr. Walin is prohibited under the Employment Agreement from using or disclosing any of our proprietary information, competing with us, hiring any of our employees or consultants and soliciting any of our customers or suppliers to reduce or cease business with us.

•
On October 4, 2006, we entered into an amendment to our Employment Agreement with Mr. Walin under which we issued him an option to purchase 1,881,795 shares of our Common Stock at an exercise price of $.20 per share (such number of shares and exercise price after giving effect to our subsequent reverse stock split) vesting over a three-year period. Pursuant to the amendment, Mr. Walin forfeited all stock options previously granted to him under his employment agreement as well as the right to be issued additional stock options upon the closing of a private placement of our securities.

•
On January 8, 2008, we entered into an amendment to our Employment Agreement with Mr. Walin, under which his term of employment has been extended to December 31, 2011. The amendment also extends the period following a “Change in Control,” from 12 months to 18 months, within which Mr. Walin is entitled to increased severance in the event he is terminated “Without Cause” or resigns for “Good Reason.”

On March 21, 2008, Mr. Walin was paid an annual bonus of $187,500. This bonus equates to 50% of Mr. Walin’s 2007 base salary, and was approved by the Company’s compensation committee.

Employment Agreement with Chief Financial Officer and Chief Operating Officer

We have entered into an Employment Agreement, dated as of March 28, 2006, with Joseph Restivo, our Chief Financial Officer and Chief Operating Officer. The Employment Agreement was amended on January 8, 2008, to extend the term thereof to December 31, 2011. The Employment Agreement provides Mr. Restivo with an annual base salary of $250,000, and an annual bonus of up to 50% of his base salary based on the achievement of annual performance targets approved of by our board of directors.

In addition, pursuant to the Employment Agreement, in the event that Mr. Restivo’s employment is terminated by us without “Cause” or by Mr. Restivo for “Good Reason” (as such terms are defined in the Employment Agreement), Mr. Restivo will be entitled to:

•	payment of all accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year;

•
payment of his base salary and continued medical benefits for 18 months; provided, that if such termination occurs after a “Change in Control” Mr. Restivo will instead be entitled to a payment equal to 200% of his base salary and continued medical benefits for 24 months;

•	pro-rated bonus for the year in which the termination occurs, payable following such fiscal year to the extent he would have otherwise been entitled to such bonus; and

•
provided at least six months has expired since the last vesting of his option grant, a pro rata vesting of his option shares which are scheduled to vest on the next vesting date; provided, that if such termination occurs after a “Change in Control” or after the first anniversary of Mr. Restivo’s employment with us, all of the unvested options will immediately vest.

•	A cash payment of $75,000 on an after-tax basis to cover his relocation expenses.

If Mr. Restivo’s employment is terminated as a result of his death or disability, we will pay him his accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year, and a pro-rated portion of any bonus he would have otherwise been entitled for the fiscal year in which the termination occurs.

Mr. Restivo is prohibited under the Employment Agreement from using or disclosing any of our proprietary information, competing with us, hiring any of our employees or consultants and soliciting any of our customers or suppliers to reduce or cease business with us.

•
On October 4, 2006, we entered into an amendment to our Employment Agreement with Mr. Restivo under which we issued him an option to purchase 1,881,795 shares of our Common Stock at an exercise price of $.20 per share (such number of shares and exercise price after giving effect to our subsequent reverse stock split) vesting over a three-year period. Pursuant to the amendment, Mr. Restivo forfeited all stock options previously granted to him under his employment agreement as well as the right to be issued additional stock options upon the closing of a private placement of our securities.

•
On January 8, 2008, we entered into an amendment to our Employment Agreement with Mr. Restivo, under which his term of employment has been extended to December 31, 2011. The amendment also extends the period following a “Change in Control,” from 12 months to 18 months, within which Mr. Restivo is entitled to increased severance in the event he is terminated “Without Cause” or resigns for “Good Reason.” The amendment additionally entitles Mr. Restivo to a cash payment of $75,000 to cover his relocation expenses in the event he is terminated “Without Cause” or resigns for “Good Reason” (whether before or after a “Change in Control”).

On March 21, 2008, Mr. Restivo was paid an annual bonus of $106,500. This bonus equates to 50% of Mr. Restivo’s 2007 base salary, and was approved by the Company’s compensation committee.

Director Compensation

Non-employee Directors

On December 6, 2006, our Board of Directors approved compensation arrangements for non-employee directors under which each of our non-employee directors are entitled to receive a monthly cash payment of $2,500. David Weiner and Craig Ellins waived their rights to receive these payments through December 2007. Our directors are also reimbursed for actual out-of-pocket expenses incurred by them in connection with their attendance at meetings of the Board of Directors.

On February 14, 2007 we granted three directors ten-year options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $.60 per share. One quarter of these options vested immediately, with the remaining options vesting ratably in 12 quarterly installments over a three year period that commenced April 1, 2007.

The following table shows for the fiscal year ended December 31, 2007 certain information with respect to the compensation of our non-employee directors.

Director Compensation for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Craig Ellins	--	--	$28,400	--	$28,400
Gary Freeman	$30,000	--	$28,400	--	$58,400
David Weiner (2)	--	--	--	--	--
Moshe Zarmi	$30,000	--	$28,400	--	$58,400

(1)
The value of option awards granted to directors has been estimated pursuant to SFAS No. 123(R) based on our expense during 2007 for the options described in the footnotes below, except that for purposes of this table, we have assumed that none of the options will be forfeited. The directors will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. For information regarding our valuation of option awards, see “Stock-Based Compensation” in Note 1 of our financial statements for the year ended December 31, 2007.

(2)	Not currently a director of the Company.

Stock Option Plan

In March 2004, our stockholders approved our 2004 Long-Term Incentive Plan, reserving 118,798 (after giving effect to a subsequent one-for-65 reverse split) shares of our Common Stock for issuance thereunder. Pursuant to amendments to the Plan approved by our stockholders, and after giving effect to our recent one-for-50 reverse split, we are authorized to issue up to 5,900,000 shares of Common Stock under the Plan. The Plan provides for the grant of options and other awards to our employees, officers, directors and consultants. The Plan authorizes the Board of Directors to issue incentive stock options (“ISOs”) as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended, stock options that do not conform to the requirements of that Code section (“Non-ISOs”), stock appreciation rights (“SARs”), restricted stock, stock awards and other stock based awards. Directors who are not employees of the Company may only be granted Non-ISOs.

The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to select those employees, officers, directors and consultants whose performance it determines significantly promotes the Company’s success to receive discretionary awards under the Plan, grant the awards, interpret and determine all questions of policy with respect thereto and adopt rules, regulations, agreements and instruments deemed necessary for its proper administration.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 22, 2007, we completed a private placement of 1,713,334 shares of Common Stock at a price of $0.60 per share for aggregate gross consideration of $1,028,000. The purchasers in the private placement included Craig Ellins, a director of ours who purchased 83,333 shares of Common Stock, and Steve Walin, our Chief Executive Officer, who purchased 16,667 shares of Common Stock.

Director Independence

All members of our Board of Directors, other than our Chairman of the Board and Chief Executive Officer, Steven Walin, and our Chief Financial Officer and Chief Operating Officer, Joseph Restivo, are independent under the standards set forth in Nasdaq Marketplace Rule 4200(a)(15). In addition, each member of our Compensation and Governance Committees is independent under Nasdaq Marketplace Rule 4200(a)(15) and each member of our Audit Committee is independent under the standards set forth in Nasdaq Marketplace Rules 4350(d)(2)(A)(i) and (ii).

PRINCIPAL STOCKHOLDERS

The following table sets forth as of June 2, 2008, certain information known to us with respect to the beneficial ownership of Common Stock by (i) each person who is known by us to own of record or beneficially more than 5% of the outstanding Common Stock, (ii) each of our directors executive officers, and (iii) all of our directors and executive officers as a group. Unless otherwise indicated, each of the stockholders can be reached at the Company’s principal executive offices located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007.

	SHARES BENEFICIALLY OWNED[1]
	Number	Percent (%)
Beneficial Owners of more than 5% of Common Stock (other than directors and executive officers)
Steven Kolow[2] PO Box 5360 Wayland, MA 01778	5,340,623	19.7%

Europa International, Inc. [3]	3,557,303	12.4%

Fred Knoll [4]	3,565,445	12.4%

HG Investments, LLC 7030 Hayvenhurst Ave. Van Nuys, CA 91406	2,770,342	9.8%

Richard Kall [5] 9000 Players Club Drive Las Vegas, NV 89134	2,595,342	9.2%

David Weiner [6]	2,861,649	9.9%

Strategic Turnaround Equity Partners, L.P. (Cayman) [7] 720 Fifth Avenue, 10th Floor New York, New York 1001	1,475,792	5.2%

Directors and Executive Officers

Craig Ellins [8]	152,708	*

Gary Freeman [8]	69,375	*

Moshe Zarmi [8]	113,886	*

Joseph Restivo [9]	1,458,954	5.0%

Steven Walin [9]	1,475,621	5.0%
All directors and executive officers as a group (five persons) [10]	3,270,544	10.5%

___________
*  Less than 1%.

1
Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of June 2, 2008 and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 28,147,106 shares of the Common Stock outstanding as of June 2, 2008. All information is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

2
Includes 324,938 shares of Common Stock issuable upon exercise of warrants and 600,000 shares of Common Stock held by The Kolow Charitable Foundation, as to which Mr. Kolow has voting and dispositive powers.

3
Includes 650,063 shares of Common Stock issuable upon exercise of warrants. Europa’s address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which manages Europa’s investments.

4
Includes (i) 3,557,303 shares of Common Stock beneficially owned by Europa; (ii) 1,475 shares of Common Stock beneficially owned by Thinking Technologies, L.P., and (iii) warrants to purchase 6,667 shares of Common Stock held by Knoll Capital Fund II. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies, L.P., and the investment manager of Knoll Capital Fund II and Europa. Mr. Knoll’s address is c/o Knoll Capital Management, L.P. 666 5th Avenue Suite 3702, New York, New York 10102.

5	Includes 75,000 shares of Common Stock issuable upon exercise of a warrant.

6
Includes (i) 20,020 shares of Common Stock owned by Woodman Management Corporation, of which David Weiner is the sole shareholder, (ii) 518,688 shares of Common Stock issuable upon exercise of a warrant, and (iii) warrants to purchase 6,667 shares of Common Stock held by W-Net, Inc., of which Mr. Weiner is the sole shareholder.

7	Includes 50,063 shares of Common Stock issuable upon exercise of warrants. Bruce Galloway and Gary Herman have voting and dispositive powers with respect to these shares.

8	Includes 69,375 shares of Common Stock issuable upon exercise of options.

9	Includes 1,332,937 shares of Common Stock issuable upon exercise of options.

10	Includes Messrs. Ellins, Freeman, Zarmi, Walin, and Restivo.

SELLING STOCKHOLDERS

The following is a list of the selling stockholders who own or who have the right to acquire the 5,196,455 shares of Common Stock covered by this prospectus. As set forth below and elsewhere in this prospectus, some of these selling stockholders hold or within the past three years have held, a position, office or other material relationship with us or our predecessors or affiliates.

All of the shares of Common Stock being registered were issued to investors in our October 2006 and January 2007 private placements.

The following table sets forth information concerning the selling stockholders, including the number of shares currently held and the number of shares offered by each selling shareholder.

	Before Offering			After Offering
Name of Selling Stockholder	Number of Shares Owned(1)	Percentage Owned (2)	Number of Shares Offered(3)	Number of Shares Owned (4)	Percentage Owned (4)
David Weiner (5)	2,861,649	9.9%	727,047	2,134,602	7.5%
Europa International Inc. (6)	3,557,303	12.4%	962,024	2,595,279	9.0%
HG Investments, LLC (7)	2,770,342	9.8%	779,187	1,991,155	7.1%
Joseph Restivo (8)	1,458,954	5.0%	35,444	1,423,510	4.8%
Richard Kall (9)	2,595,342	9.2%	729,966	1,865,376	6.6%
Steven Kolow (10)	5,340,623	18.8%	1,484,136	3,856,487	13.5%
Steven Walin (11)	1,475,621	5.0%	40,131	1,435,490	4.9%
Craig Ellins (12)	152,708	*	23,438	129,270	*
Strategic Turnaround Equity Partners, L.P. (Cayman) (13)	1,475,792	5.2%	415,082	1,060,710	3.8%

_______________________
* Less than 1%.

(1) Includes shares of Common Stock that the selling stockholder has the right to acquire beneficial ownership of within 60 days. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. All information is as of June 2, 2008 and is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

(2) Based on 28,147,106 shares of Common Stock issued and outstanding on June 2, 2008.

(3) This table assumes that each selling stockholder will sell all shares offered for sale by it under this registration statement. Stockholders are not required to sell their shares.

(4) Assumes that all shares of Common Stock registered for resale by this prospectus have been sold.

(5)  Includes (i) 20,020 shares of Common Stock owned by Woodman Management Corporation, of which David Weiner is the sole shareholder, (ii) 518,688 shares of Common Stock issuable upon exercise of a warrant, and (iii) warrants to purchase 6,667 shares of Common Stock held by W-Net, Inc., of which Mr. Weiner is the sole shareholder. Prior to January 8, 2008, Mr. Weiner was the Chairman of our Board of Directors.

(6)  Includes 650,063 shares of Common Stock issuable upon exercise of warrants. Europa’s address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. Prior to February 19, 2004, Mr. Knoll was the Chairman of our Board of Directors, and he was a director of ours until December 31, 2004.

(7) Gary Hewitt and Doug Gravink, managers, have voting and dispositive powers with respect to these shares.

(8)  Includes 1,332,937 shares of Common Stock issuable upon exercise of options. Joseph Restivo is a director of ours and our Chief Financial Officer and Chief Operating Officer.

(9) Includes 75,000 shares of Common Stock issuable upon exercise of warrants.

(10) Includes 324,938 shares of Common Stock issuable upon exercise of warrants and 600,000 shares of Common Stock held by The Kolow Charitable Foundation, as to which Mr. Kolow has voting and dispositive powers.

(11) Includes 1,332,937 shares of Common Stock issuable upon exercise of options. Steve Walin is a director of ours and our Chief Executive Officer.

(12) Includes 69,375 shares of Common Stock issuable upon exercise of options. Craig Ellins is a director of ours.

(13) Includes 50,063 shares of Common Stock issuable upon exercise of warrants. Bruce Galloway and Gary Herman have voting and dispositive powers with respect to these shares. Mr. Galloway was formerly a director of ours.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledges, donees, transferees or others who may later hold the selling stockholders’ interests. We have agreed to pay the costs and fees of registering the shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys’ fees.

The stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of stockholders to include the pledgee, transferee or other successors in interest as stockholders under this prospectus.

The stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 203,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors may designate the rights and preferences of additional series of preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the Company. See “Anti-Takeover Provisions.” As of June 2, 2008, we had 28,147,106 shares of Common Stock issued and outstanding.

Common Stock

Under our Certificate of Incorporation, shares of our Common Stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our Common Stock do not have cumulative voting rights. Accordingly, subject to voting rights of holders of any preferred stock that may be issued, holders of a plurality of our Common Stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The holders of a majority of the voting power of our issued and outstanding capital stock constitutes a quorum.

The holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our Common Stock are also entitled to share pro rata in any distribution to stockholders upon the Company’s liquidation or dissolution.

None of the shares of our Common Stock:

•	have preemptive rights;

•	are redeemable;

•	are subject to assessments or further calls;

•	have conversion rights; or

•	have sinking fund provisions.

Preferred Stock

We are currently authorized to issue 3,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of additional series of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

•	voting rights, including the right to vote as a series on particular matters, which could be superior to those of our Common Stock;

•	preferences over our Common Stock as to dividends and distributions in liquidation;

•	conversion and redemption rights, including the right to convert into shares of our Common Stock; and

•	sinking fund provisions.

Anti-Takeover Provisions

Certain anti-takeover provisions in our Certificate of Incorporation may make a change in control of the Company more difficult, even if a change in control would be beneficial to our stockholders. In particular, our board of directors will be able to issue up to 3,000,000 shares of preferred stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of our Common Stock, and has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

Transfer Agent

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10002. Continental Stock Transfer & Trust Company’s telephone number is (212) 509-4000.
  COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

•	for any transaction from which the director derives an improper personal benefit.

These provisions require the Company to indemnify its directors and officers unless restricted by Delaware law and eliminate the Company’s rights and those of its stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect the Company’s ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of Common Stock being offered hereby have been passed upon for us by Cooley Godward Kronish LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2007 and December 31, 2006 and for the years then ended included in and made a part of this document have been audited by Weinberg & Company, P.A., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, NE, Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov. Our Web site address is http://www.gviss.com. The information on our Web site is not incorporated into this prospectus.

We will furnish our stockholders with an annual report before each annual meeting of stockholders. Our annual reports will include financial statements audited by our independent registered public accounting firm.

We have filed a registration statement on Form S-1 under the Securities Act with the SEC covering the Common Stock to be offered by the selling stockholders. As permitted by the rules and regulations of the SEC, this document does not contain all information set forth in the registration statement and exhibits thereto, all of which are available for inspection as set forth above. For further information, please refer to the registration statement, including the exhibits thereto. Statements contained in this document relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of that contract or other document filed as an exhibit to the registration statement or other document, and each statement of this type is qualified in all respects by that reference.

No person is authorized to give any information or make any representation not contained in this document. You should not rely on any information provided to you that is not contained in this document. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein in any jurisdiction in which, or to any person to whom, it is unlawful to make the offer or solicitation. Neither the delivery of this document nor any distribution of shares of Common Stock made hereunder shall, under any circumstances, create any implication that there has not been any change in our affairs as of any time subsequent to the date hereof.

FINANCIAL STATEMENTS

GVI Security Solutions, Inc.
Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 31, 2008	December 31, 2007
ASSETS:	(Unaudited)
Current Assets
Cash and equivalents	$487	$313
Accounts receivable, net of allowances for doubtful accounts of $377 and $416, respectively	7,201	6,625
Inventory, net	14,409	12,723
Deferred Tax Assets, Current	906	907
Prepaid and other current assets	1,516	1,184
Total Current Assets	24,519	21,752

Property and Equipment, net of accumulated depreciation of $1,411 and $1,217 respectively	203	156
Deferred tax assets, non-current	1,125	1,321
Deferred loan origination fee, net	85	93
Other assets	34	34
Total Assets	$25,966	$23,356

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities
Accounts payable	$8,395	$7,329
Accrued expenses	1,544	1,849
Capitalized lease obligations, current	37	51
Total Current Liabilities	9,976	9,292

Capital lease obligations, net of current portion	6	12
Deferred tax liability, non-current	1,244	1,244
Revolving credit facility	11,793	10,344
Total Liabilities	23,019	20,892

Commitments and Contingencies

Stockholders' Equity
Preferred stock, undesignated, $.001 par value, 3,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $.001 par value, 200,000,000 shares authorized, 28,147,106 shares issued and outstanding at March 31, 2008 and December 31, 2007	28	28
Additional paid-in capital	34,727	34,574
Accumulated deficit	(31,808)	(32,138)
Total Stockholders' Equity	2,947	2,464
Total Liabilities and Stockholders' Equity	$25,966	$23,356

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements

GVI Security Solutions, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2008	2007

Revenues	$11,347	$11,021

Cost of Revenues	7,916	8,059

Gross Profit	3,431	2,962

Selling, General and Administrative Expenses	2,695	2,447

Operating Income	736	515

Interest Expense	196	351

Income before income taxes	540	164

Income Tax Expense	210	4

Net Income	$330	$160

Income per comment share:
Net income per common share	$0.01	$0.01
Weighted average common shares outstanding	28,147	27,654

Diluted income per common share:
Net income per common share	$0.01	$0.00
Weighted average common shares outstanding	33,807	33,455

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements

GVI Security Solutions, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

(In thousands)

	Three Months Ending March 31,
	2008	2007
Cash Flows Provided By (Used In) Operating Activities
Net Income	$330	$160
Adjustments to Reconcile Net Income (loss) to Net Cash Provided By (Used In) Operating Activities:
Depreciation and amortization from continuing operations	46	73
Amortization of deferred loan origination fee	8	150
Compensation costs and expenses for stock and options issued	149	36
Changes in Assets and Liabilities
Accounts receivable, net	(575)	861
Inventory	(1,686)	(2,107)
Prepaid and other current assets	(332)	432
Deferred tax assets and liabilities, net	197	-
Accounts payable	1,003	1,093
Accrued expenses	(306)	(35)
Net cash provided by (used in) operating activities from continuing operations	(1,166)	663

Net cash provided by (used in) operating activities of discontinued operations	-	(128)
Net cash provided by (used in) operating activities	(1,166)	535

Cash Flows Used In Investing Activities
Purchase of property and equipment	(93)	-

Net Cash Used In Investing Activities	(93)	-

Cash Flows Used In Financing Activities
Issuance of common stock	4	1,032
Net proceeds from (repayments of) revolving credit facility	1,449	(1,006)
Principal payments of Senior term note	-	(456)
Principal payments of capitalized lease obligations	(20)	(19)

Net Cash Provided by (Used In) Financing Activities	1,433	(449)

Net increase in cash and equivalents	174	86
Cash and equivalents, beginning of period	313	225
Cash and equivalents, end of period	$487	$311

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for interest	$195	$201
Cash paid for income taxes	4	-

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accrued obligation converted to common stock	$-	$20

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements

GVI Security Solutions, Inc.
Notes to Condensed Consolidated Financial Statements

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

GVI Security Solutions (“GVI” or “Company”) provides video surveillance and security solutions products, incorporating a complete line of video surveillance and detection systems, to the homeland security, professional and business-to-business market segments. The Company provides a strong combination of closed circuit televisions (CCTVs), digital video recorders (DVRs), software systems and networking products that enhance life safety for both government agencies and the private sector.

The Company’s customers include distributors and system integrators that specialize in video surveillance and security products and services, government agencies and private sector businesses.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles and the requirements of the Securities and Exchange Commission applicable to interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of GVI Security Solutions, Inc., and its wholly-owned subsidiaries GVI Security, Inc. and Rapor, Inc. (which was legally dissolved in December 2007). All material intercompany transactions, balances and profits have been eliminated.

Revenue Recognition

The Company’s primary source of revenue is from sales of its products. The Company recognizes revenue when the sales process is deemed complete and associated revenue has been earned. The Company’s policy is to recognize revenue when products have been shipped, risk of loss and title to the product transfers to the customer, the selling price is fixed and determinable and collectibility is reasonably assured. Net sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions, as well as trade promotions. Related incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive.

The Company allows customers to return defective products when they meet certain established criteria as outlined in its sales terms and conditions. It is the Company’s practice to regularly review and revise, when deemed necessary, its estimates of sales returns, which are based primarily on actual historical return rates. The Company records estimated sales returns as reductions to sales, cost of sales, and accounts receivable and an increase to inventory. Returned products which are recorded as inventory are valued based upon the amount the Company expects to realize upon its subsequent disposition. The Company considers the physical condition and marketability of the returned products as major factors in estimating realizable value. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavorably, from Company estimates if factors such as customer inventory levels or competitive conditions differ from estimates and expectations and, in the case of actual returns, if economic conditions differ significantly from Company estimates and expectations.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issue Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time the revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustment to the sales incentive accruals would be recorded.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work. Reserves are recorded for slow-moving, obsolete, nonsaleable or unusable items based upon a product-level review, in order to reflect inventory balances at their net realizable value. Inventory reserve balances at March 31, 2008 and December 31, 2007 were approximately $2,354,000 and $2,346,000, respectively.

Advertising

Advertising costs are expensed as incurred. Certain advertising costs, which included various promotional incentives and trade show participation, for the three months ended March 31, 2008 and 2007 were reimbursed by Samsung in the form of marketing incentives and partial reimbursement for trade show participation. Advertising costs, net of reimbursements, during the three months ended March 31, 2008 and 2007 were $46,000 and $32,000, respectively.

Income Taxes

Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

Credit Risk Concentration

During the three months ended March 31, 2008, two customers accounted for $2,436,000 (21%) and $1,553,000 (14%), respectively, of the Company’s continuing sales. During the three months ended March 31, 2007, two customers accounted for $2,164,000 (20%) and $1,847,000 million (17%), respectively, of the Company’s continuing sales. As of March 31, 2008, the two significant customers noted above for the three months then ended comprised $985,000 (12%) and $1,772,000 (22%), respectively, of Company’s total outstanding accounts receivable balance. As of December 31, 2007, the two significant customers comprised $1,513,000 (19%) and $1,248,000 (16%), respectively, of Company’s total outstanding accounts receivable balance.

International sales accounted for approximately 31%, and 29% of the Company's sales during the three months ended March 31, 2008 and 2007, respectively. All international sales took place in Latin America and Canada.

The Company performs ongoing credit evaluations of its customers and generally requires no collateral from them.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those that relate to the valuation of inventory, accounts receivable, certain accruals and liabilities and the useful lives of property and equipment

Earnings per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share", requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share reflects the potential dilution, using the treasury stock method, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. In computing diluted earnings per share, the treasury stock method assumes that outstanding options and warrants are exercised and the proceeds are used to purchase common stock at the average market price during the period. Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options and warrants.

The following is a reconciliation of the calculation of basic and diluted earnings per share for the three months ended March 31, 2008 and 2007.

	Three Months Ended March 31,
	2008	2007
Weighted average common shares outstanding	28,147	27,654
Effect of dilutive securities:
Warrants	1,498	1,505
Common stock options	4,162	4,296
Weighted average common shares and dilutive securities outstanding	33,807	33,455

Options and warrants to purchase approximately 149,000 and 435,000 shares,respectively, of common stock at various prices exceeding $0.89 per share were outstanding during the three months ended March 31, 2008 but were not included in the computation of diluted earnings per share for this period because the respective options' and warrant exercise price were greater than the average market price of the common shares during this period, and their effect would be anti-dilutive.
Options and warrants to purchase approximately 49,000 and 134,000 shares,respectively, of common stock at various prices exceeding $15.00 per share were outstanding during the three months ended March 31, 2007 but were not included in the computation of diluted earnings per share for this period because the respective options' and warrant exercise price were greater than the average market price of the common shares during this period, and their effect would be anti-dilutive.

Stock-Based Compensation

 The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. The Company adopted SFAS No. 123R effective January 1, 2006, and is using the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with EITF No. 96-18: "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF No. 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete.

The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants and option awards with the following weighted average assumptions for the period indicated:

	Three Months Ended March 31,
	2008	2007

Dividend yield	-	-
Risk-free factors	4.0%	6.5%
Volatility factors	63%	43%
Option Lives in Years	6.0	6.0

Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This Statement defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No.157-2, Effective Date of FASB Statement No. 157. This Staff Position delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 had no effect on the Company’s consolidated financial position or results of operations.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities*an amendment of FASB Statement No. 133” (SFAS 161). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities, including (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations” (FAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. Statement 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented.

The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

NOTE 2 ~ CREDIT FACILITY

On November 20, 2007, the Company entered into a Credit and Security Agreement with Wells Fargo Bank, National Association under which the Company was provided with a $15 million revolving credit facility. Aggregate amounts outstanding under the line of credit at March 31, 2008 and December 31, 2007 were approximately $11.8 million and $10.3 million respectively. Borrowings under the credit facility are secured by all of the Company’s assets. Upon closing, the Company paid Wells Fargo an origination fee of $37,500. The Company also pays Wells Fargo an annual fee equal to .25% of the average daily unused portion of the Facility. Outstanding loans under the credit facility will become due on November 20, 2010.

Pursuant to the Credit and Security Agreement, among other things:

•
Interest accrues on outstanding loans under the credit facility, at our option, at a per annum rate equal to the prime rate from time to time in effect (5.25% at March 31, 2008) plus .75% percent, or a LIBOR rate selected by us, plus 3.25%.

•
In the event the Company achieves Net Income (as defined in the Credit Agreement), of $1,000,000 in the year ending December 31, 2008, the interest rate under the credit facility will be prospectively reduced by .50% per annum.

•
Aggregate loans (plus the face amount of letters of credit) outstanding under the credit facility at any time may not exceed the lesser of $15 million or a borrowing base equal to the sum of 85% of “Eligible Accounts” plus the lesser of (i) 60% of “Eligible Inventory” (valued at the lower of cost or market), (ii) 85% of the “Net Orderly Liquidation Value of Eligible Inventory,” and (iii) $8.5 million. In comparison, our Laurus borrowings could not exceed $10 million, with inventory based borrowings limited to $3.5 million. As of March 31, 2008, the Company’s borrowing base supported approximately $14.3 million of borrowings, under the line of credit agreement, of which approximately $11.8 million was outstanding.

•
The Company will be required to pay a prepayment fee to Wells Fargo if the credit facility is terminated prior to maturity. Such fee ranges from $300,000 if the credit facility is terminated prior to November 20, 2008, to $37,500 if the credit facility is terminated after November 20, 2009 but prior to the maturity date.

•
The Company is required to comply with a number of affirmative, negative and financial covenants. Among other things, these covenants restrict the Company’s ability to pay dividends, requires the Company to achieve minimum quarterly Net Income as set forth in the Credit Agreement, and requires the Company to maintain a minimum Debt Service Coverage Ratio (as defined in the Credit Agreement) as of the last day of each quarter of not less than 1.25 to 1.0. As of March 31, 2008, the Company was in compliance with all such covenants.

NOTE 3 ~ CAPITALIZED LEASES

The Company has entered into separate capital lease obligations in conjunction with the acquisition of warehouse racking and office furniture. These assets have original capitalized values of $519,000, and have payment terms ranging from 48 to 60 months.

Future minimum lease payments under noncancelable capital lease obligations at March 31, 2008 were as follows ($ in thousands):

2008	33
2009	12
Total payments	45
Less amounts relating to interest	2
Total capital lease obligations	43
Less current portion	36
Capital lease obligations, noncurrent	$7

NOTE 4 ~ INCOME TAXES

The reconciliation of the federal statutory rate to the effective income tax rate applicable to income (loss) from continuing operations is as follows:

	Three Months Ended March 31:
	2008	2007

US Statutory tax rate – provision (benefit)	34.0%	34.0%
Increases (decreases) resulting from:
State income taxes	1.5	2.4
Changes in A/R & inventory reserves	0.0	-
Net operating loss deductions	-	(34.0)
Change in Valuation Allowance	0.6	-
Other – net	2.9	-
Effective income tax rate	39.0%	2.4%

The Company records income taxes using the asset and liability approach, whereby deferred tax assets, net of valuation allowances, and liabilities are recorded for the future tax consequences of temporary differences between financial statement and tax bases of assets and liabilities and for the benefit of net operating loss carry forwards.

The Company incurred significant operating losses during the three years prior to 2007, which generated net operating loss carry-forwards which may be available for future utilization. Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss and other credit carry-forwards when an ownership change, as defined by the tax law, occurs. Generally, this occurs when a greater than 50 percentage point change in ownership occurs. In October 2006, as a result of the completion of the Company’s private placement transaction, the investors in the private placement as a group became the beneficial owners of approximately 96% of the Company’s outstanding shares, after consideration of the conversion of convertible promissory notes issued to those investors in conjunction with the transaction. Accordingly, the actual utilization of net operating loss carry-forwards and other deferred tax assets for tax purposes will be limited annually under Code Section 382 to a percentage of the fair market value of the Company at the date of this ownership change, and this effect has reduced the amount of these loss carry-forwards which the Company will be able to utilize to offset against future taxable income. As a result, at December 31, 2007, the Company has a federal net operating loss carry-forward of approximately $4.0 million expiring 2026. Approximately $2.4 million of the federal net operating loss carry-forward is available for utilization in 2008. The remaining $1.6 million can be utilized at a rate of approximately $89,000 annually over the following 18 years ending 2026. In addition, the Company has State net operating loss carry-forwards of approximately $1.7 million which expire 2025. A valuation allowance has been provided against the net deferred tax assets available after the year ending December 31, 2008, due to the uncertainty of the Company’s ability to generate long-term taxable income. The Company expects to reduce its valuation allowance if and when it believes that it is more likely than not that it will be realized.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”) —an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of March 31, 2008, the Company does not have a liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to U.S. federal or state income tax examinations by tax authorities for five years after 2002. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of March 31, 2008, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 5 ~ COMMITMENTS & CONTINGENCIES

General

Sales to certain consumers of video surveillance and other security products may be subject to sales tax requirements and possible audits by state taxing authorities. The Company records its estimated sales tax liability and includes that amount as an accrued obligation until paid.

The Company is also party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

Lease and Rents

The Company leases warehouse and office space under an operating lease agreement which expires on September 30, 2009. Under the terms of the lease, the Company paid no rent for six months, and then pays monthly rent of $25,704 for the remainder of the sixty-six month lease. The Company records rent on a straight-line basis over the life of the lease and records the difference between amounts paid and expense recorded as a deferred lease liability.

The minimum annual rentals under the non-cancelable lease for the periods subsequent to March 31, 2008 are as follows ($ in thousands):

Years Ending December 31:	Amount

2008	251
2009	250
$501

Vendor Agreement

On October 2, 2006, the Company entered into a new Product Distribution Agreement (“Agreement”) with Samsung, under which the Company was granted the right to distribute Samsung’s complete line of professional video surveillance and security products in North, Central and South America (“Territory”) through December 31, 2010. Pursuant to the Agreement, Samsung has agreed to a limited non-compete in the Territory. The Agreement also provides for minimum annual purchase amounts of $21 million, $27 million, $32.4 million, $38.9 million, and $46.7 million for the years ending December 31, 2006, 2007, 2008, 2009, and 2010, respectively, and allows Samsung to terminate the Agreement at any time if the Company does not achieve the annual minimum purchase amounts, as well as upon the Company’s breach of any of its other obligations thereunder. For the years ended December 31, 2006 and December 31, 2007, the Company exceeded its minimum purchasing commitment under the agreement. For the years ended December 31, 2006 and December 31, 2007, the Company purchased approximately $21.3 million and $28 million, respectively under the Distributorship Agreement with Samsung. During the three months ended March 31, 2008 the Company purchased approximately $8.3 million under the Distributorship Agreement with Samsung.

Samsung has established a credit limit under which the Company purchases products. During the year ended 2007, the limit was approximately $6.5 million. In January 2008, the limit was increased to approximately $10 million. The Company must pay in advance of shipment when the credit limit has been met or exceeded. As of March 31, 2008, $7.7 million was due to Samsung under this agreement.

NOTE 6 ~ 2004 STOCK INCENTIVE PLAN

In February 2004, the Company adopted its 2004 Long-Term Stock Plan and reserved up to 118,798 shares of Common Stock for issuance thereunder. In June 2006 the shares available under this Plan increased from 118,798 to 200,000, and in October 2006 the shares available were increased under this Plan to 5,900,000.

A summary of the status and activity of the Company’s stock options for the three months ended March 31, 2008 is presented below:

	Three Months Ended March 31, 2008
	Shares	Weighted Ave Exercise Price

Outstanding at January 1, 2008:	5,962,218	$1.08
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding at March 31, 2008:	5,962,218	$1.07

Options Exercisable at March 31, 2008:	3,278,041	$1.70

The aggregate intrinsic values of outstanding and exercisable shares at March 31, 2008 were approximately $3,108,000 and $1,746,000 respectively.

The following table summarizes information about stock options outstanding as of March 31, 2008:

Outstanding Options			Exercisable Options
Exercise Prices	Shares Outstanding at March 31, 2008	Weighted-average Remaining Contractual Life	Number Outstanding at March 31, 2008
$0.20	5,363,591	8.6 years	3,017,020
.60	300,000	3.9 years	156,249
.80	150,000	9.8 years	34,167
.95	100,000	9.8 years	22,778
15.93	4,637	5.3 years	4,637
42.50	2,000	7.0 years	1,500
75.00	13,366	6.8 years	13,366
> 130.00	28,625	5.9 years	28,625
	5,962,218	8.6 years	3,278,342

There were no stock options exercised during the three months ended March 31, 2008. The Company recognized compensation expense from the vesting of issued stock options of approximately $23,000 for the three months ended March 31, 2008, and had estimated future compensation expense from these stock options of approximately $183,000 at March 31, 2008 which will be recognized over the remaining estimated weighted useful life of 24 months.

NOTE 7 ~ WARRANTS

A summary of the Company’s outstanding warrants at March 31, 2008 is as follows:

Description	Shares	Approx. Remaining Term (Years)	Exercise Price

Laurus Master Fund	26,800	3.3	$30.00
Laurus finder’s fee	1,880	3.2	$175.00
ESI	60,000	3.5	$75.00
Rapor shareholders	27,079	3.7	$152.00
Oct. 2004 bridge financing	15,333	1.6	$75.00
Consultant	3,500	1.5	$175.00 – $ 250.00
Consulting fee paid to director	1,875,000	1.5	$0.20
Consultant	100,000	3.9	$0.60
Consultant	150,000	4.5	$0.82
Consultant	300,000	2.7	$1.15
	2,559,592

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GVI Security Solutions, Inc.
Carrollton, Texas

We have audited the consolidated balance sheets of GVI Security Solutions, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GVI Security Solutions, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weinberg & Company, P.A.

Weinberg & Company, P.A.
Los Angeles, California
March 17, 2008

GVI Security Solutions, Inc.
Consolidated Balance Sheet
December 31, 2007 and 2006

(In thousands, except share and per share amounts)

	2007	2006
ASSETS:
Current Assets
Cash and equivalents	$313	$225
Accounts receivable, net of allowances for doubtful accounts of $416 and $558, respectively	6,625	7,881
Inventory, net	12,723	6,416
Deferred tax assets, current	907	-
Prepaid and other current assets	1,184	1,324
Total Current Assets	21,752	15,846

Property and Equipment, net	156	384
Deferred tax assets, non-current	1,321	-
Deferred loan origination fee, net	93	209
Other assets	34	33
Total Assets	$23,356	$16,472

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY):
Current Liabilities
Accounts payable to primary supplier	$5,710	$4,885
Other trade accounts payable	1,682	2,174
Accrued expenses	1,849	2,023
Revolving credit facility, current	-	6,366
Capitalized lease obligations, current	51	77
Senior term note, current	-	1,925
Liabilities of discontinued operations	-	400
Total Current Liabilities	9,292	17,850

Capital lease obligations, net of current portion	12	62
Deferred tax liability, non-current	1,244	-
Revolving credit facility	10,344	-
Total Liabilities	20,892	17,912

Commitments and Contingencies

Stockholders' Equity (Deficiency)
Preferred stock, undesignated, $.001 par value, 3,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $.001 par value, 200,000,000 shares authorized, 28,147,106 issued and outstanding at December 31, 2007 and 26,292,830 shares issued and outstanding at December 31, 2006	28	26
Additional paid-in capital	34,574	33,309
Accumulated deficit	(32,138)	(34,775)
Total Stockholders' Equity (Deficiency)	2,464	(1,440)
Total Liabilities and Stockholders' Equity (Deficiency)	$23,356	$16,472

The Notes to Consolidated Financial Statements are an integral part of these statements

 GVI Security Solutions, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2007 and 2006
(In thousands, except per share amounts)

	2007	2006

Revenues	$45,025	$43,973

Cost of Revenues	32,238	37,389

Gross Profit	12,787	6,584

Selling, General and Administrative Expenses	10,312	13,494
Impairment of goodwill and other intangible assets	-	977

Income (loss) from operations	2,475	(7,887)

Interest Expense	1,012	5,916
Income (loss) from continuing operations before income taxes and income (loss) from discontinued operations	1,463	(13,803)

Income Tax Benefit (Expense)	942	(14)

Income (loss) from continuing operations before income (loss) from discontinued operations	2,405	(13,817)

Income (loss) from discontinued operations, net of taxes	232	(2,674)

Net income (loss)	$2,637	$(16,491)

Basic income (loss) per share
Continuing operations	$0.08	$(3.74)
Discontinued operations	$0.01	$(0.72)
Net income (loss)	$0.09	$(4.46)
Diluted income (loss) per share
Continuing operations	$0.07	$(3.74)
Discontinued operations	$0.01	$(0.72)
Net income (loss) per share	$0.08	$(4.46)

Shares Used in Calculation of Net Income (Loss) per share - basic	28,044,465	3,693,955
Shares Used in Calculation of Net Income (Loss) per share - diluted	33,595,044	3,693,955

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements

GVI Security Solutions, Inc.
Consolidated Statements of Stockholders’ Equity (Deficiency)
For the Years Ended December 31, 2007 and 2006
	Common Stock
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	TOTAL
Balance. January 1, 2006	1,005,160	$1	$22,886	$(18,284)	$4,603
Laurus Principal Payment Conversion	40,000	-	320		320
Fair value of Restricted Stock Issued to Directors	5,470	-	52		52
Fair value of Shares Issued to Retail Agent under Alliance Agreement	15,000	-	158		158
Beneficial Conversion from Laurus Modification of Warrant Exercise Price			76		76
Private Placement Proceeds, net	2,500,000	3	397		400
Beneficial Conversion Feature resulting from issuance of convertible notes			4,500		4,500
Subordinated Debt Conversion	22,500,000	22	4,478		4,500
Fair value of warrant issued to director			47		47
Issuance of common stock for interest on convertible debt	202,314	-	40		40
Fair value of common stock issued for services	25,000	-	23		23
Fair value of vested options			332		332
Net Loss				(16,491)	(16,491)
Balance, December 31, 2006	26,292,944	26	33,309	(34,775)	(1,440)

Private placement proceeds, net	1,713,333	2	1,026		1,028
Conversion of severance obligation to common stock	100,000	-	20		20
Fair value of warrants issued for services	-	-	110		110
Proceeds from exercise of stock options	40,829	-	8		8
Fair value of vested options	-	-	101		101
Net Income	-	-		2,637	2,637
Balance, December 31, 2007	28,147,106	$28	$34,574	$(32,138)	$2,464

The Notes to Consolidated Financial Statements are an integral part of these statements

GVI Security Solutions, Inc.
Condensed Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006
(In thousands, except per share amounts)

	2007	2006
Cash Flows Used In Operating Activities
Net Income (Loss)	$2,637	$(16,491)
Adjustments to reconcile Net Income (Loss) to Net Cash Used In Operating Activities:
Loss (Income) from discontinued operations, net of tax	(232)	2,674
Depreciation and amortization from continuing operations	229	455
Loss on retirement of assets	-	50
Impairment of goodwill and intangible assets	-	977
Beneficial conversion discount on convertible debt	-	4,500
Amortization of deferred loan origination fee	209	647
Fair value of shares issued for interest	-	40
Compensation costs and expenses for stock and options issued	211	661
Changes in Assets and Liabilities
Accounts receivable, net	1,256	(193)
Inventory	(6,307)	711
Refundable income tax receivable	-	643
Prepaids and other current assets	140	(103)
Deferred Tax Assets and Liabilities, net	(985)
Accounts payable	335	23
Accrued expenses	(154)	533
Net cash used in operating activities from continuing operations	(2,661)	(4,873)

Net cash provided by (used in) operating activities
of discontinued operations	(168)	506
Net cash provided by (used in) operating activities	(2,829)	(4,367)

Cash Flows Provided By (Used In) Investing Activities
Purchase of property and equipment	(2)	(42)
Proceeds from sale of investment	-	50
Net cash provided by (used in) Investing activities	(2)	8

Cash Flows Provided By (Used In) Financing Activities
Issuance of common stock	1,028	400
Issuance of convertible notes	-	4,500
Net Payments of Laurus revolving credit facility	(6,366)	(2,129)
Net proceeds from WFBC revolving credit facility	10,344	-
Principal payments of Senior term note	(1,925)	(1,050)
Principal payments of capitalized lease obligations	(77)	(118)
Proceeds from exercise of options	8	-
Loan origination costs	(93)	-
Net Cash Provided by Financing Activities	2,919	1,603

Net Increase (Decrease) in Cash	88	(2,756)
Cash, Beginning of Period	225	2,981
Cash, End of Period	$313	$225
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for interest	$805	$878
Cash paid for income taxes	9	14

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Debt principal payment converted to common stock	$-	$300
Conversion of debt to common stock	20	4,500
Loan origination fee compensation cost for warrant issued	-	47

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements

GVI Security Solutions, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GVI Security Solutions, Inc. (the “Company” and/or “GVI”) was incorporated in August 1996 as Thinking Tools, Inc. and was originally engaged in the software development business. From December 18, 2000 until February 20, 2004, Thinking Tools, Inc. had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, Thinking Tools, Inc. acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became the business of Thinking Tools, Inc. For accounting purposes, GVI Security, Inc. was treated as the acquiror in the merger, which was treated as a recapitalization of GVI Security, Inc., and the pre-merger financial statements of GVI Security, Inc. became the Company’s historical financial statements. On April 12, 2004, Thinking Tools changed its name to GVI Security Solutions, Inc.

All share and per share amounts herein have been given retroactive effect to the 1-for-50 reverse stock split effected November 2006. See Note 8 for 2006 Private Placement transaction.

Nature of Business

The Company provides video surveillance security solutions that are deployed in the commercial and homeland security market segments. Products are sold primarily to distributors and system integrators that specialize in providing security products and services to these business segments.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GVI Security Solutions, Inc., and its wholly-owned subsidiaries GVI Security, Inc. and Rapor, Inc. (which was legally dissolved in December 2007). All material intercompany transactions, balances and profits have been eliminated.

Discontinued Operations

In the first quarter of 2006, the Company’s board approved a plan to discontinue its Retail Channel business. This business is accounted for as discontinued operations and, accordingly, its operations are segregated in the accompanying financial statements. In connection with the discontinuance of the Retail Channel business for the years ended December 31, 2006 and 2005, the Company wrote down assets identified with the retail business by approximately $2.3 million and $2.9 million, respectively, to net realizable value. The write down to net realizable value was based on management’s best estimates of the amounts expected to be realized on the disposition of all related assets and liabilities held for disposition from the discontinued operations. The results of the discontinued operations do not include any allocation of corporate overhead during the periods presented.

On September 13, 2006, the Company entered into an agreement with its former distributor to the retail channel, whereby the Company transferred to this distributor substantially all of its remaining retail inventory in exchange for the termination of the parties’ respective remaining obligations under its previous alliance agreement. The Company wrote off all remaining net assets associated with the Retail Channel business, and accrued a reserve of $400,000 for estimated remaining obligations existing at December 31, 2006.

In 2007, the Company paid approximately $168,000 to satisfy all remaining obligations associated with the Retail Channel business, and recognized the difference of $232,000 as income from discontinued operations during the year ended December 31, 2007.

Revenue Recognition

The Company’s primary source of revenue is from sales of its products. The Company recognizes revenue when the sales process is deemed complete and associated revenue has been earned. The Company’s policy is to recognize revenue when products have been shipped, risk of loss and title to the product transfers to the customer, the selling price is fixed and determinable and collectibility is reasonably assured. Net sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions, as well as trade promotions. Related incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive.

The Company allows customers to return defective products when they meet certain established criteria as outlined in its sales terms and conditions. It is the Company’s practice to regularly review and revise, when deemed necessary, its estimates of sales returns, which are based primarily on actual historical return rates. The Company records estimated sales returns as reductions to sales, cost of sales, and accounts receivable and an increase to inventory. Returned products which are recorded as inventory are valued based upon the amount the Company expects to realize upon its subsequent disposition. The Company considers the physical condition and marketability of the returned products as major factors in estimating realizable value. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavorably, from Company estimates if factors such as customer inventory levels or competitive conditions differ from estimates and expectations and, in the case of actual returns, if economic conditions differ significantly from Company estimates and expectations.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issue Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time the revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustment to the sales incentive accruals would be recorded.

Accounts Receivable

Trade receivables are presented on the balance sheet as outstanding amounts adjusted for any allowance for bad debts. The Company maintains an allowance for doubtful receivables based primarily on historical loss experience. Additional amounts are provided through charges to income, as management feels necessary, after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work. Reserves are recorded for slow-moving, obsolete, nonsaleable or unusable items based upon a product-level review, in order to reflect inventory balances at their net realizable value. Inventory reserve balances at December 31, 2007 and 2006 were approximately $2,346,000 and $2,541,000, respectively.

Long-Lived Assets

The Company adopted the provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” effective January 1, 2005.  The Company reviews for impairment annually. When impairment indicators are present, the Company reviews the carrying value of its assets in determining the ultimate recoverability of their unamortized values using analyses of future undiscounted cash flows expected to be generated by the assets.  If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeded its fair value.  Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell. Based upon its annual review, management determined that there were no indicators of impairment for its long-lived assets as of December 31, 2007.

Goodwill and Intangible Assets

The Company adopted the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142) effective January 1, 2005. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment using the guidance for measuring impairment set forth in this statement.

During the year ended December 31, 2006, management concluded that the Rapor product line no longer fit the Company’s existing distribution channels and market strategy and, accordingly, recorded impairment costs of approximately $977,000 resulting from the write-off of goodwill of approximately $544,000, and the write-off of the remaining net book value of the trademark and technology associated with Rapor products totaling approximately $433,000, as prescribed under SFAS 142. No such impairment expense was recorded for the year ending December 31, 2007. The company reviews its goodwill and intangibles annually for impairment or sooner if indications of impairment are noted.

Property and Equipment

Property and equipment is stated at cost net of depreciation and amortization. Depreciation and amortization are provided for on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are fully depreciated, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is credited or charged to income.

Shipping and Handling Costs

Shipping and handling costs related to product sales and fulfillment are expensed as incurred and included in cost of goods sold. Shipping and handling costs related to purchases are included in the cost of inventory, and charged to cost of goods sold when sold to customers.

Advertising

Advertising costs are expensed as incurred. Certain advertising costs, which included various promotional incentives and trade show participation, for the years ended December 31, 2007 and 2006 were reimbursed by Samsung in the form of marketing incentives and partial reimbursement for trade show participation. Advertising costs during the years ended December 31, 2007 and 2006 were $477,000 and $815,000, respectively.

Income Taxes

Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

Stock-Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” effective January 1, 2006, and is using the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with EITF No. 96-18: "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” under which the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete.

The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Risk free rate of return	4.5%	6.0%
Option lives in years	6.0	6.0
Annual volatility of stock price	72%	43%
Dividend yield	—%	—%

Net Income (Loss) Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. These potentially dilutive securities were not included in the calculation of loss per share for the year ended December 31, 2006 because the Company incurred a loss during such period and thus their effect would have been anti-dilutive. Accordingly, basic and diluted loss per share is the same for year ended December 31, 2006. At December 31, 2006, potentially dilutive securities consisted of outstanding warrants and stock options to acquire an aggregate of 7,508,519 shares of Common Stock. The income generated by the Company during the year ended December 31, 2007 led to the Company including an additional 5,550,579 shares as dilutive for Diluted EPS calculations. These dilutive shares consisted of outstanding warrants and stock options that were issued at a price below the average market price of the stock for the year ended December 31, 2007. The potentially dilutive securities consisted of outstanding warrants and stock options to acquire an aggregate of 8,221,810 shares.

Credit Risk Concentration

At December 31, 2007, two customers accounted for 19% and 16% respectively of the Company’s receivables balances. At December 31, 2006, three customers accounted for 20%, 18%, and 12% respectively of the Company’s receivables balances. During the year ended December 31, 2007, two customers accounted for 20% and 18% respectively of the Company’s sales. During the year ended December 31, 2006, three customers accounted for 16%, 14% and 10% respectively of the Company’s continuing sales.

International sales accounted for approximately 29% and 30% of the Company's sales during the years ended December 31, 2007 and 2006 respectively. All international sales took place in Latin America.

The Company performs ongoing credit evaluations of its customers and generally requires no collateral from them.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Cash, accounts receivable, accounts payable and accrued expenses - The carrying amount approximates fair value because of the short maturity of those instruments.

•
Notes payable and capitalized lease obligations - Based on the borrowing rates currently available to the Corporation for bank loans with similar terms and average maturities, the fair value of long-term debt approximates the carrying value shown on our balance sheet.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those that relate to the valuation of inventory, accounts receivable, certain accruals and liabilities and the useful lives of property and equipment.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159, which becomes effective for the Company on January 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument.

In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations” (FAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. Statement 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented.

The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

NOTE 2 ~ ACCOUNTS RECEIVABLE

Accounts receivable, net, at December 31, 2007 and 2006 consists of trade receivables from customers, less allowances for doubtful accounts, estimated future returns and customer rebates and credits.

The Company maintains an allowance for doubtful accounts receivables based primarily on historical loss experience. Additional amounts are provided through charges to income, as management feels necessary, after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery.

Allowance for doubtful accounts activity during the years ended December 31, 2007 and 2006 was as follows:

	2007	2006

Beginning balance	$558	$317
Bad debt provisions	171	817
Account write-offs	(329)	(636)
Recoveries	16	59
Ending Balance	$416	$558

NOTE 3 ~ PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consists of the following:

	Useful Lives in Years	2007	2006

Furniture and fixtures	5-7	$483	$483
Office and warehouse equipment	2-7	201	201
Leasehold improvements	2-7	168	168
Computer equipment and software	3-5	676	676
Demo and sample equipment	1-2	2	-
		1,530	1,528
Accumulated Depreciation		(1,374)	(1,144)
		$156	$384

NOTE 4 ~ CREDIT FACILITY

The Company had borrowings under the following credit facilities as of December 31, 2007 and 2006, respectively:

	2007	2006
(A) Wells Fargo	$10,344	$-
(B) Laurus	-	6,366
Total	$10,344	$6,366

(A) On November 20, 2007, the Company entered into a Credit and Security Agreement with Wells Fargo Bank, National Association under which the Company was provided with a $15 million revolving credit facility. On November 21, 2007, the Company borrowed approximately $10.3 million under the credit facility, using approximately $8.6 million of the proceeds to repay in full all outstanding indebtedness owed to Laurus Master Fund. Aggregate amounts outstanding under the line of credit at December 31, 2007 were approximately $10.3 million. In addition the Company used $1.7 million of the initial loan proceeds to increase its working capital. Borrowings under the credit facility are secured by all of the Company’s assets. Upon closing, the Company paid Wells Fargo an origination fee of $37,500. The Company also pays Wells Fargo an annual fee equal to .25% of the average daily unused portion of the Facility. Outstanding loans under the credit facility will become due on November 20, 2010.

Pursuant to the Credit and Security Agreement, among other things:

•
Interest accrues on outstanding loans under the credit facility, at our option, at a per annum rate equal to the prime rate from time to time in effect (6.5% at December 31, 2007) plus .75% percent, or a LIBOR rate selected by us, plus 3.25%. In comparison, Laurus borrowings bore interest at a rate per annum equal to the prime rate plus two percent.

•
In the event the Company achieves Net Income (as defined in the Credit Agreement), of $1,000,000 in the year ending December 31, 2008, the interest rate under the credit facility will be prospectively reduced by .50% per annum.

•
Aggregate loans (plus the face amount of letters of credit) outstanding under the credit facility at any time may not exceed the lesser of $15 million or a borrowing base equal to the sum of 85% of “Eligible Accounts” plus the lesser of (i) 60% of “Eligible Inventory” (valued at the lower of cost or market), (ii) 85% of the “Net Orderly Liquidation Value of Eligible Inventory,” and (iii) $8.5 million. In comparison, our Laurus borrowings could not exceed $10 million, with inventory based borrowings limited to $3.5 million. As of December 31, 2007, the Company’s borrowing base supported approximately $13.9 million of borrowings, under the line of credit agreement, of which approximately $10.3 million was outstanding.

•
The Company will be required to pay a prepayment fee to Wells Fargo if the credit facility is terminated prior to maturity. Such fee ranges from $300,000 if the credit facility is terminated prior to November 20, 2008, to $37,500 if the credit facility is terminated after November 20, 2009 but prior to the maturity date.

•
The Company is required to comply with a number of affirmative, negative and financial covenants. Among other things, these covenants restrict the Company’s ability to pay dividends, requires the Company to achieve minimum quarterly Net Income as set forth in the Credit Agreement, and requires the Company to maintain a minimum Debt Service Coverage Ratio (as defined in the Credit Agreement) as of the last day of each quarter of not less than 1.25 to 1.0. As of December 31, 2007, the Company was in compliance with all such covenants.

(B) On May 27, 2004, the Company closed a $15 million convertible debt financing with Laurus under which the Company was provided with a $5 million term loan and a $10 million revolving credit facility. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 18,800 shares of Common Stock at a price of $175 per share The Company also issued a similar warrant to purchase 1,880 shares of Common Stock to the finder. These warrants were valued at $112,000 using a Black-Scholes pricing model. The assumptions used in the model were (i) risk free interest rate of 6%, (ii) expected life of 7 years, (iii) expected volatility of 70% and (iv) no anticipated dividends. Borrowings under the Laurus financing are secured by all assets of the Company.

The loan documents with Laurus required the Company’s Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004 and further extended to December 31, 2004. In consideration for extending the deadlines, the Company issued Laurus additional seven-year warrants to purchase an aggregate of 8,000 shares of Common Stock at a price of $175 per share. The fair value of these warrants at date of issue was determined to be approximately $20,000 using a Black-Scholes pricing model, and were charged to expense during the year ended December 31, 2004. The assumptions used in the model were (i) risk free interest rate of 6%, (ii) expected life of 7 years, (iii) expected volatility of 70% and (iv) no anticipated dividends. The Company’s Common Stock began being quoted on the NASD Over the Counter Bulletin Board on December 13, 2004.

The term loan was evidenced by a Secured Convertible Term Note (“Term Note”) and bore interest at a rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Borrowings under the revolving credit facility bore interest at a rate per annum equal to the prime rate plus two percent. Borrowings outstanding under the line of credit were approximately $6.4 million as of December 31, 2006. The line of credit was paid off on November 21, 2007 with proceeds from the Wells Fargo Facility.

Pursuant to an amendment, dated as of May 26, 2006, between the Company and Laurus, (i) payments of principal due to Laurus for the months of June 2006 through December 2006 under the Term Note were reduced from $190,000 per month to $100,000 per month, (ii) the final payment of principal due to Laurus under the Term Note on May 27, 2007 was correspondingly increased from $435,000 to $1,065,000, and (iii) the exercise price of warrants previously issued to Laurus to purchase an aggregate of 26,800 shares of the Company’s Common Stock was reduced from $175.00 to $30.00. Pursuant to a further Amendment, dated as of June 22, 2006, the conversion price of $300,000 of principal under the Term Note was reduced to $7.50 from $95.50, and Laurus converted such amount of principal into 40,000 shares of the Company’s Common Stock. The principal so converted was applied to the payments of principal that would otherwise have been due under the Term Note for the months of July, August and September 2006. As a result of the reduction in the exercise price of the warrants, the Company recorded an interest charge of approximately $76,000 in the second quarter of 2006. In addition, the Company also recorded a charge of approximately $20,000 from the reduction of the conversion price of $300,000 of convertible term debt principal in June 2006.

NOTE 5 ~ LOAN ORIGINATION FEES

Loan origination fees consist of the following as of December 31, 2007 and 2006 respectively:

	2007	2006
Fees	$2,192	$2,096
Amortization	(2,099)	(1,887)
Net	$93	$209

The Company incurred and capitalized origination fees associated with the Wells Fargo credit facility of approximately $97,000. These fees are amortized into interest expense using the effective interest method over the initial term of the loan of three years.

The Company incurred and capitalized origination and finders fees associated with the Laurus credit facility of approximately $1.8 million. These fees were amortized into interest expense using the effective interest method over the initial term of the loan of three years. Included in the capitalized origination fees is compensation of approximately $112,000 relating to the issuance of warrants to purchase 20,680 shares of the Company’s Common Stock. These fees were fully amortized in May 2007.

As noted in Note 8, in conjunction with its private placement transaction in October 2006 the Company recorded loan origination fees of approximately $47,000 to reflect the fair value of a warrant to purchase 1,875,000 shares of Common Stock issued to a shareholder for services in connection with the private placement transaction. These non-cash expenses were initially amortized into interest expense using the effective interest method over the term of the underlying subordinated convertible notes of three years. In November 2006, the private placement investors exercised the conversion feature of the subordinated convertible notes, at which time the remaining unamortized balance of the related loan origination fees were immediately charged to income.

NOTE 6 ~ CAPITALIZED LEASES

The Company has entered into separate capital lease obligations in conjunction with the acquisition of warehouse racking and office furniture. These assets have original capitalized values of $519,000, and have payment terms ranging from 48 to 60 months.

Future minimum lease payments under noncancelable capital lease obligations at December 31, 2007 were as follows:

2008	$53
2009	13
Total payments	66
Less amounts relating to interest	3
Total capital lease obligations	63
Less current portion	51
Capital lease obligations, noncurrent	$12

NOTE 7 ~ INCOME TAXES

The Company’s provision for income tax expense (benefit) consists of the following:

	2007	2006
Federal
Current
Federal	$22	$-
State	20	14
Total Current	42	14

Deferred
Federal	(832)	-
State	(152)	-
Total Deferred	(984)
Total	$(942)	$14

Deferred taxes are provided for the differences in the tax and accounting basis of assets and liabilities as follows ($ in thousands):

	2007	2006
Deferred tax assets
Accounts receivable allowances	$435	$546
Inventory reserve	1,152	864
Uniform capitalization of inventory costs	132	74
Other	63	0
Property and Equipment	1,211
Non Cash compensation	138	46
Net operating loss and credit carry-forward	1,508	7,943
	4,639	9,473
Less: Deferred tax valuation allowance	(2,411)	(9,352)
Deferred Tax Asset, net of valuation	2,228	121
Deferred tax liabilities
Property and equipment	(1,244)	(121)
Net	$984	$-

The Company's effective tax rate differs from the expected federal income tax rate as follows ($ in thousands):

	2007	2006

Income tax at statutory rates (34%)	$577	$(5,612)

Permanent differences	18
State income tax expense – net of federal benefit	(187)	14
Change in deferred tax valuation	(6,941)
Reduction in NOL carry-forward due to change in ownership	5,591	5,612

Income tax (benefit) provision	(942)	$14

The Company records income taxes using the asset and liability approach, whereby deferred tax assets, net of valuation allowances, and liabilities are recorded for the future tax consequences of temporary differences between financial statement and tax bases of assets and liabilities and for the benefit of net operating loss carry forwards.

The Company incurred significant operating losses during the three years prior to 2007, which generated net operating loss carry-forwards which may be available for future utilization. Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss and other credit carry-forwards when an ownership change, as defined by the tax law, occurs. Generally, this occurs when a greater than 50 percentage point change in ownership occurs. In October 2006, as a result of the completion of the Company’s private placement transaction, the investors in the private placement as a group became the beneficial owners of approximately 96% of the Company’s outstanding shares, after consideration of the conversion of convertible promissory notes issued to those investors in conjunction with the transaction. Accordingly, the actual utilization of net operating loss carry-forwards and other deferred tax assets for tax purposes will be limited annually under Code Section 382 to a percentage of the fair market value of the Company at the date of this ownership change, and this effect has reduced the amount of these loss carry-forwards which the Company will be able to utilize to offset against future taxable income. As a result, at December 31, 2007, the Company has a federal net operating loss carry-forward of approximately $4.0 million expiring 2026. Approximately $2.4 million of the federal net operating loss carry-forward is available for utilization in 2008. The remaining $1.6 million can be utilized at a rate of approximately $89,000 annually over the following 18 years ending 2026. In addition, the company has State net operating loss carry-forwards of approximately $1.7 million which expire 2025. A valuation allowance has been provided against the net deferred tax assets available after the year ending December 31, 2008, due to the uncertainty of the Company’s ability to generate long-term taxable income. The company expects to reduce its valuation allowance if and when it believes that it is more likely than not that it will be realized.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”) —an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2007, the Company does not have a liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to U.S. federal or state income tax examinations by tax authorities for five years after 2002. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2007, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 8 ~ STOCKHOLDERS’ EQUITY

January 2007 Private Placement

On January 22, 2007, the Company completed a private placement of 1,713,334 shares of Common Stock at a price of $0.60 per share for aggregate gross consideration of $1,028,000. The proceeds from the January private placement were used for working capital and general corporate purposes.

October 2006 Private Placement

On October 6, 2006, the Company completed a $5 million private placement (excluding closing costs of $100,000), consisting of 100 Units at a price of $50,000 per unit. Each Unit consisted of 25,000 shares of Common Stock and a 6% Subordinated Secured Convertible Promissory Note (“Convertible Notes”) in the principal amount of $45,000, convertible into 225,000 shares of Common Stock at a conversion price equal to $.20. As a result, the Company issued 2,500,000 shares of common stock for $400,000 (net of closing costs of $100,000) and Convertible Notes in the aggregate principle amount of $4,500,000 convertible into 22,500,000 shares of the Company’s common stock. The Company could repay the Convertible Notes at maturity through the issuance of common stock, so long as the market price of the common stock was no less than 150% of the conversion price at maturity. The Convertible Notes could not be converted into common stock until the Company could amend its certification of incorporation effecting a reverse stock split providing for a sufficient number of authorized shares of common stock to permit such conversion. On November 27, 2006, the Company effected a 50-for-1 reverse stock split of the Common Stock, and all of the Convertible Notes (including $40,463 of accrued interest) were converted to Common Stock.

The conversion price of the Convertible Notes was less than the market price of the Company’s common stock on the date of the issuance of the Convertible Notes. In accordance with EITF 98-5 the Company recognized a debt discount of $4.5 million associated with the beneficial conversion feature of the Convertible Notes. The entire debt discount was recognized by the Company on November 27, 2006, the date on which the Company’s 50-for-1 reverse split was effected and the Notes became ultimately convertible.

As part of the transaction, the Company agreed to issue warrants to purchase an aggregate of 1,875,000 shares of Common Stock at a price of $.20 per share to a consultant that became a director. As a result of this agreement, the Company recorded deferred loan origination fees equal to the fair value of the warrant totaling $46,875.

 Other Equity Transactions

On February 14, 2007, the Company granted to three directors options to purchase an aggregate of 100,000 shares of Common Stock. These options provide for an exercise price of $.60 per share over a 10 year life. 25% of each director’s options vest immediately, with the remaining 75,000 options vesting ratably in 12 installments of 6,250 each on the first day of each fiscal quarter of the Company commencing April 1, 2007.

During the year ended December 31, 2006, the Company issued 40,000 shares of common stock to directors valued at $52,000. The shares were valued at the market price at the date of issuance.

During the year ended December 31, 2006, the Company issued 15,000 shares of common stock to its former distributor to the retail channel upon achievement of a contractual sales milestone. The shares were valued at $157,500, the market price at the date of issuance.

During the year ended December 31, 2006, the Company issued 25,000 shares of common stock for services valued at $23,250. The shares were valued at the market price at the date of issuance.

NOTE 9 ~ SIGNIFICANT VENDOR AGREEMENT

On October 2, 2006, the Company entered into a new Product Distribution Agreement (“Agreement”) with Samsung, under which the Company was granted the right to distribute Samsung’s complete line of professional video surveillance and security products in North, Central and South America (“Territory”) through December 31, 2010. Pursuant to the Agreement, Samsung has agreed to a limited non-compete in the Territory. The Agreement also provides for minimum annual purchase amounts of $21 million, $27 million, $32.4 million, $38.9 million, and $46.7 million for the years ending December 31, 2006, 2007, 2008, 2009, and 2010, respectively, and allows Samsung to terminate the Agreement at any time if the Company does not achieve the annual minimum purchase amounts, as well as upon the Company’s breach of any of its other obligations thereunder. For the years ended December 31, 2006 and December 31, 2007, the Company exceeded its minimum purchasing commitment under the agreement. For the years ended December 31, 2006 and December 31, 2007, the Company purchased approximately $21.3 million and $28 million, respectively under the Distributorship Agreement with Samsung.

Samsung has established a credit limit under which the Company purchases products. During the year ended 2007, the limit was approximately $6.5 million. In January 2008, the limit was increased to approximately $10 million. The Company must pay in advance of shipment when the credit limit has been met or exceeded. As of December 31, 2007 and 2006, $5.7 million and $4.9 million, respectively, was due to Samsung under this agreement.

NOTE 10 ~ 401(K) PLAN

The Company has a 401(k) profit-sharing plan covering all of its eligible employees. The Plan provides for annual discretionary employer and employee contributions. For the years ended December 31, 2007 and 2006, no annual discretionary employer contributions were approved and funded.

NOTE 11 ~ COMMITMENTS & CONTINGENCIES

General

Sales to certain consumers of video surveillance and other security products may be subject to sales tax requirements and possible audits by state taxing authorities. The Company records its estimated sales tax liability and includes that amount as an accrued obligation until paid.

The Company is also party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

Lease and Rents

The Company leases warehouse and office space under an operating lease agreement which expires on September 30, 2009. Under the terms of the lease, the Company paid no rent for six months, and then pays monthly rent of $25,704 for the remainder of the sixty-six month lease. The Company records rent on a straight-line basis over the life of the lease and records the difference between amounts paid and expense recorded as a deferred lease liability.

The minimum annual rentals under the non-cancelable lease for the periods subsequent to December 31, 2007 are as follows ($ in thousands):

Years Ending December 31:	Amount

2008	333
2009	250
$583

Rent expense under operating leases was approximately $382,000 and $475,000 during the years ended December 31, 2007 and 2006 respectively.

Employment Agreements

We entered into an Employment Agreement, dated as of February 9, 2006, with Steven Walin, our Chief Executive Officer. The Employment Agreement was amended on January 8, 2008 to extend the term thereof to December 31, 2011. Pursuant to the Employment Agreement, Mr. Walin receives an annual base salary of $375,000.

Pursuant to his Employment Agreement, Mr. Walin is entitled to receive an annual bonus of up to 50% of his base salary based on the achievement of annual performance targets approved of by our board of directors, for subsequent years.

If Mr. Walin’s employment is terminated as a result of his death or disability, the Company will pay him his accrued but unpaid base salary, unpaid signing bonus, and unpaid annual bonus with respect to any completed fiscal year, and a pro-rated portion of any bonus he would have otherwise been entitled for the fiscal year in which the termination occurs.

Mr. Walin is prohibited under the Employment Agreement from using or disclosing any of the Company’s proprietary information, competing with the Company, hiring any of the Company’s employees or consultants and soliciting any of the Company’s customers or suppliers to reduce or cease business with the Company.

In addition, we entered into an Employment Agreement, dated as of March 28, 2006, with Joseph Restivo, our Chief Financial Officer and Chief Operating Officer. The Employment Agreement was amended on January 8, 2008 to extend the term thereof to December 31, 2011. The Employment Agreement provides Mr. Restivo with an annual base salary of $250,000, and an annual bonus of up to 50% of his base salary based on the achievement of annual performance targets approved of by our board of directors.

If Mr. Restivo’s employment is terminated as a result of his death or disability, the Company will pay him his accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year, and a pro-rated portion of any bonus he would have otherwise been entitled for the fiscal year in which the termination occurs.

Mr. Restivo is prohibited under the Employment Agreement from using or disclosing any of the Company’s proprietary information, competing with the Company, hiring any of the Company’s employees or consultants and soliciting any of our customers or suppliers to reduce or cease business with the Company.

On October 4, 2006, in connection with the private placement noted earlier, the Company entered into amendments to the employment agreements of both the Chief Executive Officer and Chief Financial Officer, by which the Company agreed to issue to each of the two officers an option to purchase 1,881,795 shares of the Company’s Common Stock at an exercise price of $.020 per share vesting over a three-year period, and have amended the definition of “Cause” for termination purposes under each of the employment agreements to include the Company’s incurrence of a net loss, as defined in the amendments, in the quarter ending June 30, 2007. The new options may not be exercised until such time as the Company has available for issuance a sufficient number of unissued shares of authorized Common Stock so as to permit such exercise. Pursuant to the amendments, the two officers agreed to forfeit all stock options previously granted to them under their employment agreements as well as the right to be issued additional stock options upon the closing of a private placement of the Company’s securities.

The January 2008 amendments also extend the period following a “Change in Control,” from 12 months to 18 months, within which Messrs. Walin and Restivo are entitled to increased severance, in the event they are terminated “Without Cause” or resign for “Good Reason.” Mr. Restivo’s amendment additionally provides that he will receive a cash payment of $75,000 to cover his relocation expenses in the event he is terminated “Without Cause” or resigns for “Good Reason” (whether before or after a “Change in Control”).

NOTE 12 ~ 2004 STOCK INCENTIVE PLAN

In February 2004, the Company adopted its 2004 Long-Term Stock Plan and reserved up to 118,798 shares of Common Stock for issuance thereunder. In June 2006 the shares available under this Plan increased from 118,798 to 200,000, and in October 2006 the shares available were increased under this Plan to 5,900,000.

In March 2006, the Company granted to the Chief Executive Officer and Chief Financial Officer options to purchase a total of 75,000 shares of Common Stock exercisable at $8.00 to $40.00 per share. These options were not granted under a plan. In October 2006, the Company entered into amendments to the employment agreements of both the Chief Executive Officer and Chief Financial Officer, by which the Company agreed to issue to each of the two officers an option to purchase 1,881,795 shares of the Company’s Common Stock at an exercise price of $.20 per share vesting over a three-year period. Under the terms of the amendment, the two officers agreed to forfeit options to purchase an aggregate of 75,000 shares of common stock previously issued to them. In addition, options to purchase an aggregate of 1,640,000 shares of common stock were made available for distribution to other key management members at an exercise price of $.20 per share vesting over a three-year period. Additionally, options to purchase an aggregate of 30,000 shares of common stock were granted to directors. The director options provided for an exercise price of $.20 per share over a 10 year life, and vests over a three-year period.

A summary of the status and activity of the Company’s stock options is presented below:

	Years Ended December 31:
	2007		2006
	Shares	Weighted Ave Exercise Price	Shares	Weighted Ave Exercise Price

Outstanding at January 1:	5,498,797	$1.37	84,435	$89.89
Granted	550,000	$0.72	5,508,591	$0.56
Exercised	(40,830)	$0.20	-	-
Forfeited	(45,749)	$33.77	(94,229)	$33.42
Outstanding at December 31:	5,962,218	$1.04	5,498,797	$1.37

Options Exercisable at December 31:	2,867,122	$1.88	1,411,795	$3.80

The aggregate intrinsic values of outstanding and exercisable shares at December 31, 2007 were $397,349 and $140,763, respectively.

The weighted average fair value of options issued at date of grant using the fair value based method during 2007 is estimated at $0.34. The total intrinsic value of options exercised during 2007 was less than $1,000.

The following table summarizes information about stock options outstanding as of December 31, 2007:

Outstanding Options			Exercisable Options
Exercise Prices	Shares Outstanding at December 31, 2007	Weighted-average Remaining Contractual Life	Number Outstanding at December 31, 2007
$0.20	5,363,590	8.8 years	2,681,795
0.60	300,000	4.2 years	137,499
0.80	150,000	10.0 years	0
0.95	100, 000	10.0 years	0
15.93	4,637	5.6 years	4,637
42.50	2,000	7.3 years	1,500
75.00	13,366	7.0 years	13,066
130.00	28,625	6.1 years	28,625
	5,962,218	8.9 years	2,867,122

The Company recognized compensation expense from the vesting of issued stock options of approximately $98,000 and $332,000 for the years ended December 31, 2007 and 2006 respectively. The Company’s future compensation expense from these stock options was approximately $205,000 on December 31, 2007, which vests monthly over the next 36 months.

NOTE 13 ~ WARRANTS

A summary of the status and activity of the Company’s outstanding warrants is presented below:

	Years Ended December 31:
	2007		2006
	Shares	Weighted Ave Exercise Price	Shares	Weighted Ave Exercise Price

Outstanding at January 1:	2,009,723	$5.98	134,867	$88.07
Issued	250,000	$0.73	1,875,000	$0.20
Exercised	-	-	-	-
Expired	(131)	$390.00	(144)	$1,625.00
Outstanding at December 31:	2,259,592	$5.38	2,009,723	$5.98

Summary of the Company’s outstanding warrants at December 31, 2007 and 2006 are as follows:

	December 31, 2007			December 31, 2006
Description	Shares	Approx. Remaining Term (Years)	Exercise Price	Shares

Laurus Master Fund	26,800	3.5	$30.00	26,800
Laurus finder’s fee	1,880	3.4	$175.00	1,880
ESI	60,000	3.8	$75.00	60,000
Rapor shareholders	27,079	3.9	$152.00	27,079
Oct. 2004 bridge financing	15,333	1.8	$75.00	15,333
Consultant	3,500	1.8	$175.00 - $ 250.00	3,500
Consulting fee paid to director	1,875,000	1.8	$0.20	1,875,000
Consultant	100,000	4.2	$0.60	-
Consultant	150,000	4.8	$0.82	-
Other	0	0.9	$390.00	131
	2,259,592			2,009,723

NOTE 14 ~ SUBSEQUENT EVENTS

On January 1, 2008, the Company issued a consulting company warrants to purchase 300,000 shares of GVI common stock. The warrants vest immediately and have a strike price of $1.15. The warrants are exercisable for a term of three years from the date of delivery.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13 – Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses of the Company in connection with the offering described in this registration statement. None of these costs and expenses will be paid by any of the selling stockholders.

Securities and Exchange Commission Registration Fee	$815.45
Legal Fees and Expenses	$45,000
Accounting Fees and Expenses	$20,000
Other Expenses	$5,000

Total Costs and Expenses	$70,815.45

Item 14 – Indemnification of Directors and Officers.

Under our certificate of incorporation and bylaws, our directors and officers are entitled to be indemnified by us to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. Additionally, under our certificate of incorporation and bylaws, our directors are not subject to personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty or failure to exercise any applicable standard of care, except that our directors may be subject to personal liability for monetary damages in circumstances involving:

•	a breach of the duty of loyalty;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends, stock purchases or redemptions under the Delaware General Corporation Law; or

•	transactions from which the director derives an improper personal benefit.

Item 15 – Recent Sales of Unregistered Securities.

On January 1, 2008, we issued a warrant to purchase 300,000 shares of Common Stock at a price of $1.15 per share to Protect-A-Life Inc. in consideration of investor relations services provided to us by Protect-A-Life Inc.. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On October 1, 2007, we issued a warrant to purchase 150,000 shares of Common Stock at a price of $.82 per share to Vanquish Capital Management, Inc. in consideration of financial advisory services. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On April 1, 2007, we issued a warrant to purchase 100,000 shares of Common Stock at a price of $.60 per share to CCG Investor Relations in consideration of investor relations services. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On January 22, 2007, we completed a private placement of 1,713,334 shares of Common Stock at a price of $0.60 per share for aggregate gross consideration of $1,028,000. The purchasers in the private placement consisted of a group of twelve “accredited investors”, including a director of ours who purchased 83,333 shares of Common Stock, and our Chief Executive Officer, who purchased 16,667 shares of Common Stock. The proceeds from the private placement will be used for working capital and general corporate purposes. Because the shares were sold directly by us to the purchasers in the placement, we did not pay any placement agent fees or commissions in connection with the private placement.

The purchasers in the private placement were provided with “piggy-back” registration rights with respect to the shares purchased by them. Pursuant to those rights, we have the discretion to determine the portion of the shares purchased by them that we will include in the next registration statement we file under the Securities Act.

The securities issued in the private placement were sold to persons reasonably believed to be accredited investors, without public solicitation or advertising, and the certificates evidencing the Common Stock issued in the private placement will be endorsed with appropriate restrictive legends. Accordingly, the sale of the securities in the private placement was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended and/or Rule 506 of Regulation D promulgated thereunder.

Pursuant to a consulting agreement dated November 8, 2006, we issued 25,000 shares of Common Stock (post 1-for-50 reverse split) to Protect-A-Life Inc., in consideration of investor relations services provided to us by Protect-A-Life Inc. The issuance was exempt from registration under Section 4(2) of the Securities Act.

Pursuant to an agreement dated October 20, 2006, we issued 100,000 shares of Common Stock (post 1-for-50 reverse split) to Wade Thomas in lieu of $20,000 of severance obligations owed to him. The issuance was exempt from registration under Section 4(2) of the Securities Act.

On October 6, 2006, we completed a $5 million private placement, consisting of 100 Units at a price of $50,000 per unit. Each Unit consisted of 1,250,000 shares of Common Stock (pre 1-for-50 reverse split) and a 6% Subordinated Secured Convertible Promissory Note in the principal amount of $45,000, convertible into 11,250,000 shares of Common Stock (pre 1-for-50 reverse split) at a conversion price equal to $.004. On November 27, 2006, we effected a 50-for-1 reverse stock split of the Common Stock, and all of the Convertible Notes (including approximately $40,460 of accrued interest) were converted into an aggregate of 22,702,314 shares of Common Stock (post 1-for-50 reverse split)

As part of the transaction, we agreed to issue a warrant to purchase 93,750,000 shares of Common Stock (1,875,000 after giving effect to the reverse split) at a price of $.004 per share ($.20 after giving effect to the split) to a consultant as a consulting fee.

The purchasers in the private placement consisted of a group of accredited investors led by GVI Investment Company, LLC, a Nevada limited liability company formed for the purpose of participating in the private placement. GVI Investment Company, LLC, which purchased $2.5 million of the Units is managed by David Weiner.

The securities issued in the October 2006 private placement were sold to persons reasonably believed to be accredited investors, without public solicitation or advertising, and the Convertible Notes and certificates evidencing the Common Stock issued in the private placement have been endorsed with appropriate restrictive legends. Accordingly, the sale of the securities in the private placement was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended and/or Rule 506 of Regulation D promulgated thereunder.

Pursuant to our Non-employee Directors Stock Plan adopted by our board of Directors in October 2005, we issued 400,000 shares of our Common Stock (pre 1-for-50 reverse split) to our non-employee directors as set forth in the table below. These issuances were exempt from registration under Section 4(2) of the Securities Act.

Date of Issuance	Number of Shares Issued to each Non-Employee Director	Total Number of Shares Issued to Non-Employee Directors

October 20, 2005	9,375	56,250

November 15, 2005	6,410	38,460

December 15, 2005	6,250	37,500

January 15, 2006	3,448	20,688

February 15, 2006	3,030	18,180

March 15, 2006	3,704	22,224

April 15, 2006	3,448	20,688

May 15, 2006	3,846	30,768

June 15, 2006	5,000	40,000

July 15, 2006	6,667	40,002

August 15, 2006	12,540	75,240

Under Employment Agreements we entered into in January 2006 and March 2006, respectively, with Steven Walin, our Chief Executive Officer, and Joseph Restivo, our Chief Financial Officer, we issued Mr. Walin an option to purchase 3,000,000 shares of our Common Stock, and Mr. Restivo an option to purchase 750,000 shares of our Common Stock (in each case, pre 1-for-50 reverse split), in transactions exempt from registration under Section 4(2) of the Securities Act. The terms of these options are described in the Prospectus under “Employment Contracts; Termination of Employment and Change-in-Control Arrangements.”

On July 21, 2005, in a transaction exempt from registration under Section 4(2) of the Securities Act, we issued to four employees and a consultant of to ours options to purchase an aggregate of 580,000 shares of Common Stock (pre 1-for-50 reverse split) at an exercise price of $.85 (the fair market value of our Common Stock on such date). None of these options have been exercised.

Item 16 - Exhibits.

The following exhibits are filed with this document:

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Merger, dated as of February 19, 2004, by and among Thinking Tools, Inc., GVI Security, Inc., and GVI Security Acquisition Corp. *

2.2
Agreement and Plan of Merger, dated as of June 30, 2004, by and among GVI Security Solutions, Inc., Rapor, Inc., and Rapor Acquisition Corp. (Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on July 16, 2004)

3.1	Certificate of Incorporation and Amendments of GVI Security Solutions, Inc.**

3.2	Amended and Restated By-Laws of GVI Security Solutions, Inc. ****

4.1‡	2004 Long-Term Stock Incentive Plan #

4.2	Form of Subscription Agreement for Units purchased by investors in October 2004 Bridge Financing##

4.3	Form of Warrant issued to investors in October 2004 Bridge Financing##

4.4	Form of Warrant to purchase Common Stock issued to designees of W-Net, Inc. dated October __, 2006 ####

4.5
Form of Subscription Agreement to purchase Common Stock in connection with the January 2007 Private Placement (Incorporated by reference to the exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on January 23, 2007.)

5.1	Opinion of Cooley Godward Kronish LLP (previously filed)

10.1	Distributorship Agreement dated as of October 2, 2006 between GVI Security Inc. and Samsung Electronics Co., Ltd. ####
10.2	Commercial Industrial Lease Agreement, effective as of April 1, 2004, between, CSHV Texas Industrial, L.P., as Landlord, and GVI Security, Inc., as Tenant ***
10.3	Employment Agreement, dated as of January 31, 2006, between GVI Security Solutions, Inc. and Steven E. Walin ###
10.4	Employment Agreement, dated as of March 28, 2006, between GVI Security Solutions, Inc. and Joseph Restivo. ****
10.5	Omnibus Amendment and Consent between GVI Security Solutions, Inc., and Laurus Master Fund Ltd. dated October 3, 2006####
10.6	Amended and Restated Securities Purchase Agreement, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd., dated May 27, 2004, and amended and restated as of October 4, 2006####
10.7	Amended and Restated Secured Term Note, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. dated May 27, 2004, and amended and restated as of October 4, 2006####
10.8	Amended and Restated Security Agreement, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd., dated May 27, 2004, and amended and restated as of October 4, 2006####
10.9	Amended and Restated Secured Minimum Borrowing Note, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. dated May 27, 2004, and amended and restated as of October 4, 2006####
10.10	Amended and Restated Revolving Note, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. dated May 27, 2004, and amended and restated as of October 4, 2006####
10.11‡	Amendment to Employment Agreement between GVI Security Solutions, Inc. and Steven Walin dated as of October 4, 2006####
10.12‡	Amendment to Employment Agreement between GVI Security Solutions, Inc. and Joseph Restivo dated as of October 4, 2006####
10.13
Amendment, dated as of June 22, 2006, between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. (Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on June 22, 2006.)

10.14
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Steven Walin dated as of January 8, 2008 (Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on January 11, 2008)

10.15
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Joseph Restivo dated as of January 8, 2008 (Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on January 11, 2008)

21
Subsidiaries of the Registrant (Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Annual Report on Form 10-K, as filed with the SEC on March 25, 2008)

23.1	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).
23.2	Consent of Weinberg & Company, P.A. (filed herewith).

*	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on February 27, 2004.

**
Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission on May 24, 2004.

***	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to our Registration Statement on Form SB-2 (Registration No. 33-117064).

****
Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006.

#	Incorporated by reference to the similarly described exhibit included in the Registrant’s Information Statement on Schedule 14C, as filed with the SEC on November 6, 2006.

##	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on December 13, 2004.

###	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on February 21, 2006.

####	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on October 5, 2006.

‡	Indicates a management contract or compensatory plan or arrangement.

Item 17 – Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

Insofar as indemnification arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carrolton, State of Texas, on June 5, 2008.

GVI SECURITY SOLUTIONS, INC.
(Registrant)

By:	/s/ Steven Walin
Steven Walin
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Steven Walin	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	June 5, 2008
Steven Walin

/s/ Joseph Restivo	Chief Financial Officer (Principal Accounting and Financial Officer), Chief Operating Officer and Director	June 5, 2008
Joseph Restivo

/s/ Craig Ellins	Director	June 5, 2008
Craig Ellins

/s/ Gary Freeman	Director	June 5, 2008
Gary Freeman

/s/ Moshe Zarmi	Director	June 5, 2008
Moshe Zarmi